TD BANK GROUP • THIRD QUARTER 2025

• EARNINGS NEWS RELEASE

1
TD Bank Group Reports Third Quarter 2025 Results

Earnings News Release

•
Three and nine months ended July 31, 2025
This quarterly Earnings News Release (ENR)

should be read in conjunction with the

Bank’s unaudited third quarter 2025 Report

to Shareholders for the three and
nine months ended July 31, 2025, prepared

in accordance with International Financial

Reporting Standards (IFRS) as issued

by the International

Accounting
Standards Board (IASB), which is available

on our website at http://www.td.com/investor/.

This ENR is dated August

27, 2025. Unless otherwise indicated,

all
amounts are expressed in Canadian dollars, and

have been primarily derived from the Bank’s

Annual or Interim Consolidated Financial

Statements prepared in
accordance with IFRS. Certain comparative

amounts have been revised to conform with

the presentation adopted in the current period.

Additional information
relating to the Bank is available on the Bank’s website

at http://www.td.com,

as well as on SEDAR+ at http://www.sedarplus.ca

and on the U.S. Securities and
Exchange Commission’s (SEC) website at http://www.sec.gov

(EDGAR filers section).
Reported results conform with generally

accepted accounting principles (GAAP),

in accordance with IFRS.

Adjusted results are non-GAAP financial

measures.
For additional information about the Bank’s use

of non-GAAP financial measures, refer

to “Significant Events”,

“Non-GAAP and Other Financial

Measures” in the
“How We Performed”,

or “How Our Businesses Performed” sections

of this document.
THIRD QUARTER FINANCIAL HIGHLIGHTS,

compared with the third quarter

last year:
●
Reported diluted earnings (loss) per share

were $1.89, compared with $(0.14).
●
Adjusted diluted earnings per share were

$2.20, compared with $2.05.
●
Reported net income (loss) was $3,336

million, compared with $(181) million.
●
Adjusted net income was $3,871 million,

compared with $3,646 million.
YEAR-TO-DATE FINANCIAL HIGHLIGHTS, nine months ended July

31, 2025, compared with the corresponding

period last year:
●

Reported diluted earnings per share were

$9.72, compared with $2.76.
●

Adjusted diluted earnings per share were

$6.19, compared with $6.09.
●

Reported net income was $17,258 million,

compared with $5,207 million.
●

Adjusted net income was $11,120 million,

compared with $11,072 million.
THIRD QUARTER ADJUSTMENTS (ITEMS

OF NOTE)
The third quarter reported earnings figures

included the following items of note:
●
Amortization of acquired intangibles

of $33 million ($25 million after tax or 1

cent per share), compared with $64 million

($56 million after tax or
3 cents per share) in the third quarter last

year.
●
Acquisition and integration charges related

to the Cowen acquisition of $32 million

($25 million after tax or 1 cent per share),

compared with
$78 million ($60 million after tax or 3 cents

per share) in the third quarter last year.
●
Impact from the terminated First Horizon

Corporation (FHN) acquisition-related

capital hedging strategy of $55 million ($41

million after tax or
2 cents per share), compared with $62 million

($46 million after tax or 3 cents per

share) in the third quarter last year.
●
U.S. balance sheet restructuring of $262

million ($196 million after tax or 13 cents

per share).
●
Restructuring charges of $333 million

($248 million after tax or 14 cents

per share),

compared with $110 million ($81 million after tax or

5 cents per
share) under a previous program in the

third quarter last year.
TORONTO
, August 28, 2025 – TD Bank Group (“TD” or the

“Bank”) today announced its financial results for the third

quarter ended July 31, 2025. Reported earnings were
$3.3 billion, compared with a loss of $181 million in the

third quarter last year, and adjusted

earnings were $3.9 billion, up 6%.
“Our teams delivered another quarter of strong performance,

driven by robust client activity and disciplined execution,

underscoring the strength of our diversified business
model,” said Raymond Chun, Group President and Chief Executive

Officer, TD Bank Group. “We

are well positioned to build on this momentum as we

compete, grow and
build our bank for the future.”
Canadian Personal and Commercial Banking delivered

a strong quarter with record revenue, earnings, deposit

and loan volumes
Canadian Personal and Commercial Banking net income

was a record $1,953

million, an increase of 4% year-over-year,

reflecting higher revenue, partially offset by higher
non-interest expenses and provisions for credit losses

(PCL).

Revenue was a record $5,241

million, an increase of 5%, primarily reflecting

loan and deposit volume growth.
Canadian Personal Banking achieved record year-to

-date digital sales in personal chequing, savings and cards

combined. This milestone underscores

the compelling
convenience of TD's digital offerings.

This quarter, Business Banking reported

strong loan growth from commercial lending, and record retail originations in TD Auto Finance,
along with continued strong customer acquisition in Small

Business Banking. In addition, TD announced a strategic

relationship with Fiserv,

a leading global provider of
payments and financial services technology,

which will elevate the client experience within the TD

Merchant Solutions offering.

U.S. Retail sustained business momentum and made

significant progress on balance sheet restructuring
Excluding contributions of $178 million in the third quarter last year from the Bank's investment in The Charles

Schwab Corporation, which was sold on February

12, 2025,
U.S. Retail reported net income was $760 million (US$554

million), an increase of $3,337 million (US$2,433 million)

year-over-year. This primarily

reflects the impact of the
charges for the global resolution of the investigations

into the Bank’s U.S. BSA/AML program in the third

quarter last year and higher revenue in the current quarter.

This was
partially offset by the impact of U.S. balance sheet

restructuring activities and higher governance and

control investments, including costs for U.S. BSA/AML

remediation in
the current quarter. On an adjusted

basis, net income was $956 million (US$695 million), down

18% (18% in U.S. dollars) compared with the third quarter

last year, reflecting
higher governance and control investments, including costs

for U.S. BSA/AML remediation, partially offset by

higher revenue.

This quarter, U.S. Retail sustained

its momentum with growth in core lending portfolios

and in U.S. Wealth assets year-over-year
.

The Bank made significant progress in its
balance sheet restructuring, completing its bond repositioning program and achieving its target 10% asset reduction.

In addition, TD Bank N.A. (TDBNA) earned an
‘Outstanding’ rating on the Community Reinvestment Act

(CRA) performance evaluations from the Office

of the Comptroller of the Currency,

maintaining its ‘Outstanding’
ratings in its CRA performance evaluations for TDBNA

and TD Bank USA since 2014.

Core loan growth is defined as growth in average loan volumes excluding the impact of the loan portfolios identified for sale or run-off under our U.S. balance sheet restructuring program.

TD BANK GROUP • THIRD QUARTER 2025

• EARNINGS NEWS RELEASE

2
3
4
Wealth Management and Insurance delivered strong

underlying business performance

Wealth Management and Insurance net income

was $703 million, an increase of 63% year-over-year,

driven by record assets and record earnings in Wealth

Management,
strong insurance premiums growth and lower estimated losses

from catastrophe claims. This quarter’s revenue growth marks the sixth consecutive quarter of double-digit
growth led by higher insurance premiums, fee-based revenue,

and transaction revenue.
This quarter, TD Asset Management

reinforced its leading position as Canada's #1 institutional asset manager with $2.5 billion of new mandate wins

secured globally and
domestically.

TD Private Wealth Management announced that

it will be the first bank-owned wealth manager to

combine its Investment Counsel and Investment Advisory
businesses into a unified discretionary management offering

for high-net-worth clients, pending regulatory approval.

TD Insurance advanced its digital transformation, with
more than 75% of clients digitally engaged and a mobile

app that was recently rated as Canada's Top

-Rated Home and Auto Insurance App by Apple and

Google
.

In
addition, TD Insurance maintained its leadership position

in the General Insurance market, with #1 brand awareness

for Home and Auto Insurance
.
Wholesale Banking delivered a strong quarter driven

by revenue growth

Wholesale Banking reported net income for the quarter was

$398 million, an increase of 26% year-over-year,

primarily reflecting higher revenue and lower PCL, partially offset
by higher non-interest expenses and income taxes. On an

adjusted basis, net income was $423 million, an increase

of 12% year-over-year. Revenue

for the quarter was
$2,063 million, an increase of 15% year-over-year,

primarily reflecting broad-based growth across Global

Markets and Corporate and Investment Banking.
This quarter TD Securities was awarded Canada's Best Bank

for Debt Capital Markets by EuroMoney Awards

for Excellence
.

In addition, the Wholesale Bank launched a
generative AI-powered assistant, designed to query and synthesize proprietary research in seconds, enhancing the

speed of interactions with clients.

Board Appointments
As previously announced by the Bank in April 2025 in connection with the election of directors, Frank Pearn joined the

Board of Directors effective August 27, 2025.

In
addition, as previously announced in July 2025, John

B. MacIntyre will step into the role of Chair of the

Board of Directors on September 1, 2025.
Capital
TD’s Common Equity Tier 1 Capital

ratio was 14.8%.

Conclusion
“We are confident in the strength of our business

model and the discipline of our teams to navigate

shifting economic conditions while delivering for

our clients and
shareholders,” added Chun. “I want to thank our colleagues

for their dedication and unwavering commitment to our

clients.”
The foregoing contains forward-looking statements. Please refer to the “Caution Regarding Forward-Looking Statements”

on page 3.

2

Based on user ratings on Apple Store and Google Play as of July 30, 2025.
3

TD Insurance ranking, English Canada only – Past 12 months ending June 2025 among Home and Auto insurance holders or next 12 months purchase intenders.

Source: EuroMoney Awards for Excellence, Canada’s best investment bank for DCM, July 2025.

TD BANK GROUP • THIRD QUARTER 2025

• EARNINGS NEWS RELEASE

Caution Regarding Forward-Looking Statements
From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities

and
Exchange Commission (SEC), and in other communications. In addition, representatives of the

Bank may make forward-looking statements orally to analysts, investors, the media, and others. All such statements are made
pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995.
Forward-looking statements include, but are not limited to, statements made in this document,

the Management’s Discussion and Analysis (“2024 MD&A”) in the Bank’s 2024 Annual Report under the heading

“Economic
Summary and Outlook”, under the headings “Key Priorities for 2025” and “Operating Environment and

Outlook” for the Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance,

and
Wholesale Banking segments, and under the heading “2024 Accomplishments and Focus for

2025” for the Corporate segment, and in other statements regarding the Bank’s objectives and priorities for

2025 and beyond
and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank’s anticipated financial performance.

Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”,

“expect”, “anticipate”, “intend”, “estimate”, “forecast”, “outlook”, “plan”, “goal”, “target”, “possible”,

“potential”,
“predict”, “project”, “may”, and “could” and similar expressions or variations thereof, or the negative thereof,

but these terms are not the exclusive means of identifying such statements. By their very nature, these forward-
looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial,

economic, political,
and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements.

Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit,

market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, process, systems, data, third-party, fraud, infrastructure, insider and conduct), model, insurance, liquidity, capital adequacy, compliance and legal, financial crime, reputational, environmental and social, and other risks. Examples of such risk factors include general business and economic conditions in the regions in which the Bank operates; geopolitical risk (including policy, trade and tax-related risks and the potential impact of any new or elevated tariffs or any retaliatory tariffs); inflation, interest rates and recession uncertainty; regulatory oversight and compliance risk; risks associated with the Bank’s ability to satisfy the terms of the global resolution of the investigations into the Bank’s U.S. Bank Secrecy Act

(BSA)/anti-money laundering (AML) program; the impact of the global resolution of the investigations into the Bank’s U.S. BSA/AML
program on the Bank’s businesses, operations, financial condition, and reputation; the ability of the Bank to execute on long-term strategies, shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions and integration of acquisitions, the ability of the Bank to achieve its financial or strategic objectives with respect to its investments, business retention plans, and other strategic plans; technology
and cyber security risk (including cyber-attacks, data security breaches or technology failures) on the

Bank’s technologies, systems and networks, those of the Bank’s customers (including their own devices), and third parties providing services to the Bank; data risk; model risk; fraud activity; insider risk; conduct risk; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and
control of information, and other risks arising from the Bank’s use of third-parties; the impact of new and changes to, or application of, current laws, rules and regulations, including without limitation consumer protection laws
and regulations, tax laws, capital guidelines and liquidity regulatory guidance; increased competition from incumbents and new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and
disruptive technology; environmental and social risk (including climate-related risk); exposure related to litigation and regulatory matters; ability of the Bank to attract, develop, and retain key talent;

changes in foreign
exchange rates, interest rates, credit spreads and equity prices; downgrade, suspension or withdrawal of ratings assigned by any rating agency, the value and market price of the Bank’s common shares and other securities may be impacted by market conditions and other factors; the interconnectivity of financial institutions including existing and potential international debt crises; increased funding costs and market volatility due to market
illiquidity and competition for funding; critical accounting estimates and changes to accounting standards,

policies, and methods used by the Bank; and the occurrence of natural and unnatural catastrophic events and
claims resulting from such events.

The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk

Factors and
Management” section of the 2024 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the headings
“Significant Events”, “Significant and Subsequent Events” or “Update on U.S. Bank Secrecy

Act (BSA)/Anti-Money Laundering (AML) Program Remediation and Enterprise AML Program Improvement

Activities“ in the
relevant MD&A, which applicable releases may be found on www.td.com. All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2024 MD&A under the headings “Economic Summary and Outlook” and “Significant Events”,

under
the headings “Key Priorities for 2025” and “Operating Environment and Outlook” for the Canadian

Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking segments, and under the heading “2024 Accomplishments and Focus for 2025” for the Corporate segment,

each as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable).

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank
does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.
This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors,

on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • THIRD QUARTER 2025

• EARNINGS NEWS RELEASE

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except

as noted)
For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2025 2025 2024 2025 2024
Results of operations
Total revenue – reported $ 15,297 $ 22,937 $ 14,176 $ 52,283 $ 41,709
Total revenue – adjusted
1
15,614 15,138 14,238 45,782 41,892
Provision for (recovery of) credit losses 971 1,341 1,072 3,524 3,144
Insurance service expenses (ISE) 1,563 1,417 1,669 4,487 4,283
Non-interest expenses – reported 8,522 8,139 11,012 24,731 27,443
Non-interest expenses – adjusted
1
8,124 7,908 7,208 24,015 21,417
Net income (loss) – reported 3,336 11,129 (181) 17,258 5,207
Net income – adjusted
1
3,871 3,626 3,646 11,120 11,072
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses $ 936.1 $ 936.4 $ 938.3 $ 936.1 $ 938.3
Total assets 2,035.2 2,064.3 1,967.2 2,035.2 1,967.2
Total deposits 1,256.9 1,267.7 1,220.6 1,256.9 1,220.6
Total equity 125.4 126.1 111.6 125.4 111.6
Total risk-weighted assets
2
627.2 624.6 610.5 627.2 610.5
Financial ratios
Return on common equity (ROE) – reported
3
11.3% 39.1% (1.0) % 20.2% 6.5%
Return on common equity – adjusted
1
13.2 12.3 14.1 12.9 14.3
Return on tangible common equity (ROTCE)
1,3
13.6 48.0 (1.0) 25.2 8.9
Return on tangible common equity – adjusted
1
15.8 15.0 18.8 15.9 18.9
Efficiency ratio – reported
3
55.7 35.5 77.7 47.3 65.8
Efficiency ratio – adjusted, net of ISE
1,3,4
57.8 57.6 57.3 58.2 56.9
Provision for (recovery of) credit losses

as a % of net

average loans and acceptances 0.41 0.58 0.46 0.50 0.46
Common share information – reported (Canadian dollars)
Per share earnings
Basic $ 1.89 $ 6.28 $ (0.14) $ 9.73 $ 2.77
Diluted 1.89 6.27 (0.14) 9.72 2.76
Dividends per share 1.05 1.05 1.02 3.15 3.06
Book value per share
3
67.13 66.75 57.61 67.13 57.61
Closing share price (TSX)
5
100.92 88.09 81.53 100.92 81.53
Shares outstanding (millions)
Average basic 1,716.7 1,740.5 1,747.8 1,735.7 1,762.4
Average diluted 1,718.9 1,741.7 1,747.8 1,737.0 1,763.6
End of period 1,707.2 1,722.5 1,747.9 1,707.2 1,747.9
Market capitalization (billions of Canadian dollars) $ 172.3 $ 151.7 $ 142.5 $ 172.3 $ 142.5
Dividend yield
3
4.4% 5.0% 5.3% 4.9% 5.1%
Dividend payout ratio
3
55.4 16.6 n/m
6
32.3 110.4
Price-earnings ratio
3
8.6 9.1 19.2 8.6 19.2
Total shareholder return (1 year)
3
30.0 13.6 (1.4) 30.0 (1.4)
Common share information – adjusted (Canadian dollars)
Per share earnings
Basic $ 2.20 $ 1.97 $ 2.05 $ 6.19 $ 6.09
Diluted 2.20 1.97 2.05 6.19 6.09
Dividend payout ratio 47.5% 53.0% 49.7% 50.7% 50.1%
Price-earnings ratio 12.8 11.4 10.3 12.8 10.3
Capital ratios
3
Common Equity Tier 1 Capital ratio 14.8% 14.9% 12.8% 14.8% 12.8%
Tier 1 Capital ratio 16.5 16.6 14.6 16.5 14.6
Total Capital ratio 18.4 18.5 16.3 18.4 16.3
Leverage ratio 4.6 4.7 4.1 4.6 4.1
TLAC ratio 30.9 31.0 29.1 30.9 29.1
TLAC Leverage ratio 8.7 8.7 8.3 8.7 8.3
1
The Toronto-Dominion Bank (“TD”

or the “Bank”) prepares its Interim Consolidated Financial Statements in accordance with IFRS,

the current GAAP, and

refers to results prepared in
accordance with IFRS as the “reported” results. The Bank also utilizes non-GAAP financial measures such as “adjusted” results and non-GAAP ratios to assess each of its businesses and to measure overall Bank performance. To

arrive at adjusted results, the Bank adjusts reported results for “items of note”. Refer to “Significant

Events”, “How We Performed” or “How
Our Businesses Performed” sections

of this document for further explanation, a list of the items of note, and a reconciliation of adjusted to reported results. Non-GAAP financial measures
and ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.
2
These measures have been included in this document in accordance with the Office of the Superintendent of Financial Institutions Canada’s (OSFI’s) Capital Adequacy

Requirements,
Leverage Requirements, and Total Loss

Absorbing Capacity (TLAC) guidelines. Refer to the “Capital Position” section in the third quarter of 2025

Management’s Discussion and Analysis
(MD&A) for further details.

3

For additional information about these metrics, refer to the Glossary in the third quarter of 2025 MD&A,

which is incorporated by reference.
4

Efficiency ratio – adjusted, net of ISE is calculated by dividing adjusted non-interest expenses by adjusted total revenue, net of ISE. Adjusted total revenue, net of ISE –
Q3 2025: $14,051 million, Q2 2025: $13,721 million, 2025 YTD: $41,295 million, Q3 2024: $12,569 million, 2024

YTD: $37,609 million.
5

Toronto Stock Exchange closing market

price.

Not meaningful.

TD BANK GROUP • THIRD QUARTER 2025

• EARNINGS NEWS RELEASE

5
6
SIGNIFICANT EVENTS

a)

Sale of Schwab Shares
On February 12, 2025, the Bank sold its entire

remaining equity investment in The

Charles Schwab Corporation (“Schwab”) through a

registered offering and
share repurchase by Schwab. Immediately prior

to the sale, TD held 184.7 million shares

of Schwab’s common stock, representing 10.1%

economic ownership.
The sale of the shares resulted in proceeds

of approximately $21.0 billion (US$14.6

billion) and the Bank recognized

a net gain on sale of approximately
$8.6 billion (US$5.8 billion) in the second quarter

of fiscal 2025. This gain is net of the

release of related cumulative foreign currency

translation from accumulated
other comprehensive income (AOCI), the release

of AOCI on designated net investment hedging

items, direct transaction costs, and taxes.

The Bank also
recognized

$184 million of underwriting fees in its

Wholesale segment as a result of TD Securities

acting as a lead bookrunner on the transaction

in the second
quarter of fiscal 2025.

The transaction increased

Common Equity Tier 1 (CET1) capital by approximately

238 basis points (bps) in the second quarter

of fiscal 2025. The Bank
discontinued

recording its share of earnings available

to common shareholders from its investment

in Schwab following the sale. The Bank

continues to have a
business relationship with Schwab through

the IDA Agreement.
b) Restructuring Charges
The Bank initiated a new restructuring program

in the second quarter of 2025 to reduce its

cost base and achieve greater efficiency. In connection with this program, the Bank expects to incur total restructuring

charges of $600 million to $700 million pre-tax

over several quarters and incurred $333

million and
$496 million pre-tax of restructuring charges

during the three and nine months ended

July 31, 2025, respectively, which primarily related to employee severance
and other personnel-related costs, asset impairment

and other rationalization, including certain

business wind-downs, and real estate optimization.

The Bank
expects the restructuring program to

generate savings of approximately $100

million pre-tax in fiscal 2025 and fully realized

annual savings of $550 million to
$650 million pre-tax, including savings from

an approximate 2% workforce reduction
.
UPDATE ON U.S. BANK

SECRECY ACT (BSA)/ANTI-MONEY LAUNDERING (AML

)

PROGRAM REMEDIATION

AND
ENTERPRISE AML PROGRAM IMPROVEMENT ACTIVITIES
As previously disclosed in the Bank’s 2024

MD&A, on October 10, 2024, the Bank announced

that, following active cooperation and engagement

with authorities
and regulators, it reached a resolution of previously

disclosed investigations related to its

U.S. BSA/AML compliance programs (the “Global

Resolution”). The Bank
and certain of its U.S. subsidiaries consented

to orders with the Office of the Comptroller

of the Currency (OCC), the Federal Reserve

Board, and the Financial
Crimes Enforcement Network (FinCEN) and

entered into plea agreements with the

Department of Justice (DOJ), Criminal

Division, Money Laundering and Asset
Recovery Section and the United States

Attorney’s Office for the District of New Jersey. The Bank is focused on meeting the terms of the consent orders and

plea
agreements, including meeting its requirements

to remediate the Bank’s U.S. BSA/AML programs.

In addition, the Bank is also undertaking several

improvements
to the Bank’s enterprise-wide AML/Anti-Terrorist Financing and Sanctions Programs

(“Enterprise AML Program”).
For additional information on the Global

Resolution, the Bank’s U.S. BSA/AML program

remediation activities, the Bank’s Enterprise

AML Program improvement
activities, and the risks associated with the

foregoing, see the “Significant Events – Global

Resolution of the Investigations into the Bankְ’s U.S. BSA/AML

Program”
and “Risk Factors That May Affect Future Results

– Global Resolution of the Investigations into

the Bank’s U.S. BSA/AML Program” sections of

the Bank’s
2024 MD&A.
Remediation of the U.S. BSA/AML Program
The Bank remains focused on remediating

its U.S. BSA/AML program to meet the requirements

of the Global Resolution. As noted in the

Bank’s first and second
quarter 2025 MD&A, the Bank continues to

expect to have the majority of its management

remediation actions (the term “management

remediation actions” is not
a regulatory definition and is considered by

the Bank to consist of the root cause assessments,

data preparation, design, documentation,

frameworks, policies,
standards, training, processes, systems,

testing and implementation of controls, as

well as the hiring of resources) completed in

calendar 2025 with significant
work and important milestones planned

for calendar 2026 and calendar 2027. Sustainability

and testing activities are planned for calendar

2026 and calendar 2027
following management implementations,

and the Bank is targeting to have the Suspicious

Activity Report lookback completed in

calendar 2027 per the OCC
consent order. For fiscal 2025, the Bank continues to expect

U.S. BSA/AML remediation and related governance

and control investments of approximately
US$500 million pre-tax and expects similar

investments in fiscal 2026.

As noted in the Bank’s 2024 MD&A, all

management remediation actions will be

subject to
demonstrated sustainability, validation by the Bank’s internal audit function, the review by the appointed

monitor, and, ultimately, the review and approval of the
Bank’s U.S. banking regulators and the DOJ. Following

such independent reviews, testing, and validation,

there could be additional management remediation
actions that would take place after calendar 2027

in which case the overall remediation

timeline may be extended. In addition, as the

Bank undertakes the
lookback reviews, the Bank may be required

to further expand the scope of the review, either in terms

of the subjects being addressed and/or

the time period
reviewed. The following graph illustrates the

Bank’s expected remediation plan and progress on

a calendar year basis, based on its work

to date:
5

The Bank's expectations regarding the restructuring program are subject to inherent uncertainties and are based on the Bank's assumptions regarding certain factors, including rate of natural attrition, talent re-deployment opportunities, years-of-service, execution timing of actions, decisions to expand on or reduce the restructuring actions (e.g., scope of real estate optimization, additional rationalizations), and foreign exchange translation impacts. Refer to the “Risk Factors That May Affect Future Results” section of this document for additional information about risks and uncertainties that may impact the Bank’s estimates.
6
The total amount expected to be spent on remediation and governance and control investments is subject to inherent uncertainties and may vary based on the scope of work in the U.S. BSA/AML remediation plan which could change as a result of additional findings that are identified as work progresses as well as the Bank’s ability to successfully execute against the U.S. BSA/AML remediation program in accordance with the U.S. Retail segment’s fiscal 2025 and medium term plan.

TD BANK GROUP • THIRD QUARTER 2025

• EARNINGS NEWS RELEASE

As noted in the Bank’s 2024 MD&A, including in

the “Risk Factors That May Affect Future Results

– Global Resolution of the Investigations

into the Bank’s U.S.
BSA/AML Program” section thereof, the Bank’s

remediation timeline is based on the Bank’s

current plans, as well as assumptions related

to the duration of
planning activities, including the completion

of external benchmarking and lookback

reviews. The Bank’s ability to meet its planned

remediation milestones
assumes that the Bank will be able to

successfully execute against its U.S. BSA/AML

remediation program plan, which

is subject to inherent risks and
uncertainties including the Bank’s ability to attract

and retain key employees, the ability

of third parties to deliver on their contractual

obligations, the successful
development and implementation of required

technology solutions, and data availability

to complete the required lookback reviews. Furthermore,

the execution of
the U.S. BSA/AML remediation plan, including

these planned milestones, will not be entirely

within the Bank’s control because of various factors

such as (i) the
requirement to obtain regulatory approval or non-objection

before proceeding with various steps, and

(ii) the requirement for the various deliverables

to be
acceptable to the regulators and/or the monitor. As of the date hereof, the Bank believes that it and

its applicable U.S. subsidiaries have taken

such actions as are
required of them to date under the terms of

the consent orders and plea agreements

and is not aware of them being in breach of the

same.
While substantial work remains, in addition

to the work that has been completed and

previously outlined in the Bank's 2024 MD&A

and first and second quarter
2025 MD&A, the Bank continued to make progress

on remediating and strengthening its

U.S. BSA/AML program during the third

quarter of fiscal 2025, including:

1)

the deployment of the first phase of machine learning

analysis on transaction monitoring which

will help improve the effectiveness and efficiency of
our investigative teams;
2)

strengthened controls and assessments relating

to new business initiatives, including the establishment

of a new Financial Crimes Risk Management
subcommittee focused on reviewing and

assessing new business products, services

and geographies; and
3)

the launch of focused training for the first

and second lines of defense relating to suspicious

customer activity for certain commercial

products and
services.
For the upcoming fiscal quarters, the Bank’s

focus will be on continuing to implement incremental

enhancements to its transaction monitoring,

customer screening,
and reporting controls, including:
1)

completing the design and deployment of dedicated

data environments which will create unified

data assets for future monitoring; and
2)

the deployment of additional machine learning

analysis capabilities related to transaction

monitoring and customer screening, including

addressing
high-risk typologies with customized

models.
In addition, the Bank will continue to progress

its work in relation to the lookback reviews

and complete the implementation of additional

reporting and controls for
cash management activities.
As noted in the Bank’s 2024 MD&A, to help ensure

that the Bank can continue to support its

customers’ financial needs in the U.S.

while not exceeding the
limitation on the combined total assets of

the U.S. Bank, the Bank is focused on executing

multiple U.S. balance sheet restructuring actions

in fiscal 2025. Refer to
the “Update on U.S. Balance Sheet Restructuring”

section of the U.S. Retail segment section

for additional information on these actions.

For additional information
about expenses associated with the Bank’s U.S. BSA/AML

program remediation activities, refer

to the U.S. Retail segment section.
Assessment and Strengthening of the

Bank’s Enterprise AML Program
The Bank is continuing to make improvements

to the Enterprise AML Program and

continues to target completion of the majority

of its Enterprise AML Program
remediation and enhancement actions (the

term “management remediation and enhancement

actions”

is not a regulatory definition and is

considered by the Bank
to consist of root cause assessments, data preparation,

design, documentation, frameworks,

policies, standards, training, processes,

systems, testing, and
execution of controls, as well as the hiring of resources)

by the end of calendar 2025. As noted in

the Bank’s first and second quarter 2025 MD&A,

once
completed,

those remediation and enhancement actions

will then be subject to internal review, challenge and validation of the activities. Following the end of the
first fiscal quarter,

the Financial Transactions and Reports Analysis Centre

of Canada (“FINTRAC”) commenced a

review of certain remediation steps that

the
Bank has taken to date to address the

FINTRAC violations. This review is ongoing,

and subject to the outcome, may result

in additional regulatory actions.
As noted in the “Risk Factors That May

Affect Future Results – Global Resolution of

the Investigations into the Bank’s U.S. BSA/AML

Program” section of the
Bank’s 2024 MD&A, the remediation and enhancement

of the Enterprise AML Program is exposed

to similar risks as noted in respect of

the remediation of the
Bank’s U.S. BSA/AML Program (see also “Remediation

of the U.S. BSA/AML Program”

above). In particular,

as the Bank continues its remediation and
improvement activities of the Enterprise AML

Program, it expects an increase in identification

of reportable transactions and/or events,

which will add to the
operational backlog in the Bank’s Financial Crime

Risk Management (FCRM)

investigations processing that the Bank

currently faces, but is working towards
remediating, across the Enterprise. In addition,

on an ongoing basis, the Bank will

continue to review and assess whether issues

identified in one jurisdiction have
an impact in other jurisdictions.

Furthermore, the Bank’s regulators or law

enforcement agencies may identify other issues

with the Bank’s Enterprise AML
Program, which may result in additional regulatory

actions.

These issues identified through the Bank’s

own review or by the Bank’s regulators or

law enforcement
agencies may broaden the scope of the remediation

and improvements required for the Enterprise

AML Program.

While substantial work remains, the

Bank has made progress on the improvements

to the Enterprise AML Program over the

third quarter of fiscal 2025, including:

1) appointed permanent head of FCRM

Canada and redesigned organizational

structure to enable stronger collaboration,

clear ownership, and a more
agile response to evolving risk and regulatory

expectations;
2) completed comprehensive transaction

monitoring coverage assessment to identify

areas requiring enhancements and deployment

of the first wave of
the new centralized case management tool

for use at the Enterprise level;

3) improved Know Your Customer controls to strengthen tracking and regulatory compliance;
4) enhanced investigative processes through

improved workflow and data management;

and
5) delivered an enhanced monitoring and

testing standard to improve coverage and depth

of controls testing.
For the upcoming fiscal quarters,

the Bank’s focus will be on the following improvements

to the Enterprise AML Program:

1)

continued enhancement and Enterprise-wide

adoption of the new centralized case management

tool that is already in production in the

U.S., with the
goal of strengthening oversight and investigations

of identified FCRM risks;
2)

the ongoing rollout of an enhanced risk assessment

methodology and tools to strengthen identification

and measurement of FCRM risks across
clients, products, and transactions, supported

by improved data capabilities; and

TD BANK GROUP • THIRD QUARTER 2025

• EARNINGS NEWS RELEASE

3)

continued investment in supporting advanced

analytics, machine learning, and AI opportunities

within FCRM, globally aligning Enterprise efforts with
those of the U.S.
HOW WE PERFORMED

ECONOMIC SUMMARY AND OUTLOOK

The global economy remains on track to

slow in calendar 2025 with decelerating cyclical

momentum reinforced by trade barriers. Higher

U.S. tariffs appear likely
to persist under the current administration.

Inflation expectations have increased as

the U.S. tariffs are expected to raise prices and

complicate global supply
chains. This puts global central banks in

the challenging position of gauging whether

any resulting inflationary pressures are

a one-time shock or will prove
persistent. TD Economics expects future

interest rate reductions as evidence of

slowing in global economies accumulates.
The U.S. economy has slowed in the first

half of calendar 2025. The quarter-over-quarter

performance in overall economic growth

has been volatile,

driven by
swings in imports as businesses rushed

to ship ahead of tariffs. Smoothing through the

volatility, consumer spending has slowed notably across both goods

and
services. Investment in residential construction

has weakened, held back by elevated borrowing

costs. Government spending has also slowed,

driven by cutbacks
at the federal level. Business investment has

managed to buck the trend, largely the

result of increased technology-related

spending. TD Economics forecasts that
the U.S. economy will grow at below

a 2% pace over calendar 2025 before a combination

of tax cuts, lower interest rates and a more business-friendly regulatory
environment lift growth back to 2% in calendar

2026.
Momentum in hiring within the U.S. job

market has decelerated,

in line with the broader economy. The unemployment rate has

held steady at around 4.2% over
the past year as labour force growth has

slowed in line with hiring. Inflation has picked

up so far in calendar 2025, leading the Federal

Reserve to keep interest
rates unchanged as it assesses the impact

of the increase in tariffs on the inflation outlook.

TD Economics expects that given broader

weakness in the economy,
the U.S. central bank will resume monetary

easing, with the federal funds rate expected

to be lowered to 3.50-3.75% by the end of calendar

2025 – a level still on
the restrictive side.
Canada's economic growth is on track to remain

modest in calendar 2025 as the impact

of U.S. import tariffs offsets the boost from lower borrowing costs. The
effect of elevated uncertainty around tariff policy has

weakened business and consumer confidence

about the future, which is expected to dampen

growth in the
near term. TD Economics expects Canada's

economy to contract in the second quarter

of calendar 2025 due to a drop in exports,

before gaining some modest
traction by year end. This soft backdrop is

expected to lift the unemployment rate

from 6.9% in July to 7.2% by (calendar)

year end. TD Economics also expects
population growth to slow sharply over the next

few years as immigration policy changes

restrict inflows.
The Canadian central bank lowered its overnight

rate to 2.75% in March 2025, before pausing

to assess the impact of U.S. tariffs on the economic

outlook.
TD Economics expects the Bank of Canada

to continue trimming interest rates, reaching

2.25% by the end of calendar 2025. Concerns

about the U.S. economic
outlook and larger U.S. government deficits

have weakened the U.S. dollar, lifting the Canadian dollar. TD Economics expects the Canadian dollar will trade in

a
range around 73 U.S. cents over the next

couple of quarters, although that is likely

to be influenced by the path of U.S. trade policy.
HOW THE BANK REPORTS
The Bank prepares its Interim Consolidated

Financial Statements in accordance

with IFRS, the current GAAP, and refers to results prepared in accordance with
IFRS as “reported”

results.

Non-GAAP and Other Financial Measures
In addition to reported results, the Bank also

presents certain financial measures, including

non-GAAP financial measures that are historical,

non-GAAP ratios,
supplementary financial measures and capital

management measures, to assess its results.

Non-GAAP financial measures, such as “adjusted”

results, are utilized
to assess the Bank’s businesses and to measure

the Bank’s overall performance.
To
arrive at adjusted results, the Bank adjusts

for “items of note” from reported
results. Items of note are items which management

does not believe are indicative of underlying

business performance and are disclosed

in Table 3. Non-GAAP
ratios include a non-GAAP financial measure

as one or more of its components. Examples

of non-GAAP ratios include adjusted net

interest margin, adjusted basic
and diluted earnings per share (EPS), adjusted

dividend payout ratio, adjusted efficiency ratio,

net of ISE, and adjusted effective income tax rate.

The Bank
believes that non-GAAP financial measures and

non-GAAP ratios provide the reader with

a better understanding of how management

views the Bank’s
performance. Non-GAAP financial measures

and non-GAAP ratios used in this document

are not defined terms under IFRS and,

therefore, may not be
comparable to similar terms used by other issuers.

Supplementary financial measures depict

the Bank’s financial performance and position, and

capital
management measures depict the Bank’s capital

position, and both are explained in this document

where they first appear.
U.S. Strategic Cards
The Bank’s U.S. strategic cards portfolio is comprised

of agreements with certain U.S. retailers

pursuant to which TD is the U.S. issuer

of private label and co-
branded consumer credit cards to their U.S.

customers. Under the terms of the individual

agreements, the Bank and the retailers

share in the profits generated by
the relevant portfolios after credit losses.

Under IFRS, TD is required to present the gross

amount of revenue and PCL related to these

portfolios in the Bank’s
Interim Consolidated Statement of Income.

At the segment level, the retailer program

partners’ share of revenues and credit

losses is presented in the Corporate
segment, with an offsetting amount (representing

the partners’ net share) recorded in Non-interest

expenses, resulting in no impact to Corporate’s

reported net
income (loss). The net income included in

the U.S. Retail segment includes only the

portion of revenue and credit losses attributable

to TD under the agreements.
Investment in The Charles Schwab Corporation

and IDA Agreement
On February 12, 2025, the Bank sold its entire

remaining equity investment in Schwab

through a registered offering and share repurchase

by Schwab. For further
details, refer to the “Significant Events”

section of this document. The Bank

discontinued recording its share of earnings

available to common shareholders from its
investment in Schwab following the sale.
Prior to the sale, the Bank accounted

for its investment in Schwab using the equity

method. The U.S. Retail segment reflected

the Bank’s share of net income
from its investment in Schwab. The Corporate

segment net income (loss) included

amounts for amortization of acquired intangibles,

the acquisition and integration
charges related to the Schwab transaction,

and the Bank’s share of restructuring and other

charges incurred by Schwab. The Bank’s share of

Schwab’s earnings
available to common shareholders was reported

with a one-month lag. For further details,

refer to Note 12 of the Bank’s 2024 Annual

Consolidated Financial
Statements.
On November 25, 2019, the Bank and Schwab

signed an insured deposit account agreement

(the “2019 Schwab IDA Agreement”), with

an initial expiration
date of July 1, 2031. Under the 2019 Schwab

IDA Agreement, starting July 1, 2021, Schwab

had the option to reduce the deposits by up

to US$10 billion per year
(subject to certain limitations and adjustments),

with a floor of US$50 billion. In addition, Schwab

requested some further operational flexibility

to allow for the
sweep deposit balances to fluctuate over

time, under certain conditions and subject to

certain limitations.
On May 4, 2023, the Bank and Schwab entered

into an amended insured deposit account

agreement (the “2023 Schwab IDA Agreement”

or the “Schwab IDA
Agreement”), which replaced the 2019 Schwab

IDA Agreement. Pursuant to the 2023 Schwab

IDA Agreement, the Bank continues to make

sweep deposit
accounts available to clients of Schwab. Schwab

designates a portion of the deposits

with the Bank as fixed-rate obligation amounts

(FROA). Remaining deposits

TD BANK GROUP • THIRD QUARTER 2025

• EARNINGS NEWS RELEASE

are designated as floating-rate obligations.

In comparison to the 2019 Schwab IDA Agreement,

the 2023 Schwab IDA Agreement extends

the initial expiration date
by three years to July 1, 2034 and provides

for lower deposit balances in its first

six years, followed by higher balances in

the later years. Specifically, until
September 2025, the aggregate FROA

will serve as the floor. Thereafter, the floor will be set at US$60 billion.

In addition, Schwab had the option to buy

down up
to $6.8 billion (US$5 billion) of FROA by paying

the Bank certain fees in accordance with

the 2023 Schwab IDA Agreement, subject

to certain limits.
During the first quarter of fiscal 2024, Schwab

exercised its option to buy down the remaining

$0.7 billion (US$0.5 billion) of the US$5 billion

FROA buydown
allowance and paid $32 million (US$23

million) in termination fees to the Bank in accordance

with the 2023 Schwab IDA Agreement. By the

end of the first quarter
of fiscal 2024, Schwab had completed its buydown

of the full US$5 billion FROA buydown allowance

and had paid a total of $337 million (US$250

million) in
termination fees to the Bank. The fees were

intended to compensate the Bank for losses

incurred from discontinuing certain hedging

relationships and for lost
revenues. The net impact was recorded in

net interest income.

Subsequent to the sale of the Bank’s entire remaining

equity investment in Schwab, the Bank

continues to have a business relationship

with Schwab through
the IDA Agreement.

Refer to Note 27 of the Bank’s 2024 Annual

Consolidated Financial Statements for further details

on the Schwab IDA Agreement.
Strategic Review Update
As previously disclosed in the second quarter

2025 MD&A, the Bank is conducting a strategic

review. The strategic review is organized across four pillars that are
intended to help evolve the Bank strategically, operationally and financially:
1)

Adjust business mix and capital allocation –

re-allocate capital and disproportionately

invest in targeted segments;
2)

Simplify the portfolio and drive ROE

focus – simplify, optimize, and reposition portfolios to drive returns;

3)

Evolve the Bank and accelerate capabilities

– simplify operating model and strengthen

capabilities to deliver exceptional client experiences;

and

4)

Innovate to drive efficiency and operational excellence

– redesign operations and processes.

Through the strategic review, the Bank is identifying opportunities to deepen client relationships across and

within segments and channels, simplify

the
organization to better execute with speed for

colleagues and clients, and drive disciplined

execution from a capital and cost management

perspective. In addition,
as part of the strategic review, the Bank will continue to evolve its governance, and risk and control functions

in line with the Bank's scale, complexity and
regulatory requirements. The Bank will provide

an update on its strategic review, and on the Bank’s medium-term financial targets, at an Investor Day on
September 29, 2025.

For additional information on current initiatives

that are part of the strategic review, refer to “Significant Events

– Sale of Schwab Shares”,
“Significant Events – Restructuring Charges”,

and “How Our Businesses Performed –

U.S. Retail – Update on U.S. Balance Sheet

Restructuring Activities”

in this
document.
The following table provides the operating results

on a reported basis for the Bank.

TABLE 2: OPERATING RESULTS – Reported
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2025 2025 2024 2025 2024
Net interest income $ 8,526 $ 8,125 $ 7,579 $ 24,517 $ 22,532
Non-interest income 6,771 14,812 6,597 27,766 19,177
Total revenue 15,297 22,937 14,176 52,283 41,709
Provision for (recovery of) credit losses 971 1,341 1,072 3,524 3,144
Insurance service expenses 1,563 1,417 1,669 4,487 4,283
Non-interest expenses 8,522 8,139 11,012 24,731 27,443
Income before income taxes and share

of net income from
investment in Schwab 4,241 12,040 423 19,541 6,839
Provision for (recovery of) income taxes 905 985 794 2,588 2,157
Share of net income from investment in

Schwab
– 74 190 305 525
Net income (loss) – reported 3,336 11,129 (181) 17,258 5,207
Preferred dividends and distributions on other

equity instruments
88 200 69 374 333
Net income (loss) attributable to common

shareholders
$ 3,248 $ 10,929 $ (250) $ 16,884 $ 4,874

TD BANK GROUP • THIRD QUARTER 2025

• EARNINGS NEWS RELEASE

The following table provides a reconciliation between

the Bank’s adjusted and reported results.

For further details refer to the “Significant

Events”, “How We
Performed”,

or “How Our Businesses Performed” sections.
TABLE 3: NON-GAAP FINANCIAL MEASURES – Reconciliation

of Adjusted to Reported Net Income
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2025 2025 2024 2025 2024
Operating results – adjusted
Net interest income
1,2
$ 8,581 $ 8,208 $ 7,641 $ 24,709 $ 22,715
Non-interest income
3
7,033 6,930 6,597 21,073 19,177
Total revenue 15,614 15,138 14,238 45,782 41,892
Provision for (recovery of) credit losses 971 1,341 1,072 3,524 3,144
Insurance service expenses 1,563 1,417 1,669 4,487 4,283
Non-interest expenses
4
8,124 7,908 7,208 24,015 21,417
Income before income taxes and share of net income from
investment in Schwab 4,956 4,472 4,289 13,756 13,048
Provision for (recovery of) income taxes 1,085 929 868 2,976 2,660
Share of net income from investment in Schwab
5
– 83 225 340 684
Net income – adjusted 3,871 3,626 3,646 11,120 11,072
Preferred dividends and distributions on other equity instruments 88 200 69 374 333
Net income available to common shareholders –

adjusted
3,783 3,426 3,577 10,746 10,739
Pre-tax adjustments for items of note
Amortization of acquired intangibles
6
(33) (43) (64) (137) (230)
Acquisition and integration charges related to the Schwab

transaction
4,5
– – (21) – (74)
Share of restructuring and other charges from investment

in Schwab
5
– – – – (49)
Restructuring charges
4
(333) (163) (110) (496) (566)
Acquisition and integration-related charges
4
(32) (34) (78) (118) (297)
Impact from the terminated FHN acquisition-related capital

hedging strategy
1
(55) (47) (62) (156) (183)
Gain on sale of Schwab shares
3
– 8,975 – 8,975 –
U.S. balance sheet restructuring
2,3
(262) (1,129) – (2,318) –
Civil matter provision
4
– – – – (274)
Federal Deposit Insurance Corporation (FDIC) special assessment
4
– – – – (514)
Global resolution of the investigations into the Bank’s

U.S. BSA/AML program
4
– – (3,566) – (4,181)
Less: Impact of income taxes
Amortization of acquired intangibles (8) (8) (8) (25) (33)
Acquisition and integration charges related to the Schwab

transaction
– – (3) – (14)
Restructuring charges (85) (41) (29) (126) (150)
Acquisition and integration-related charges (7) (8) (18) (26) (64)
Impact from the terminated FHN acquisition-related capital

hedging strategy
(14) (12) (16) (39) (46)
Gain on sale of Schwab shares – 407 – 407 –
U.S. balance sheet restructuring (66) (282) – (579) –
Civil matter provision – – – – (69)
FDIC special assessment – – – – (127)
Total adjustments for items

of note
(535) 7,503 (3,827) 6,138 (5,865)
Net income (loss) available to common shareholders

– reported
$ 3,248 $ 10,929 $ (250) $ 16,884 $ 4,874
1

After the termination of the merger agreement between the Bank and FHN on May 4, 2023, the residual impact of the strategy is reversed through net interest income – Q3 2025: ($55) million,

Q2 2025: ($47) million,
2025 YTD: ($156) million, Q3 2024: ($62) million, 2024 YTD: ($183) million, reported in the Corporate segment.
2

Adjusted net interest income excludes the following item of note:
i.

U.S. balance sheet restructuring – Q2 2025: $36 million, 2025 YTD: $36 million, reported in the U.S.

Retail segment.
3

Adjusted non-interest income excludes the following items of note:
i.

The Bank sold common shares of Schwab and recognized a gain on the sale – Q2 2025: $8,975 million, 2025 YTD: $8,975 million, reported in the Corporate segment; and
ii.

U.S. balance sheet restructuring – Q3 2025: $262 million, Q2 2025: $1,093 million, 2025 YTD: $2,282 million, reported in the U.S. Retail segment.
4

Adjusted non-interest expenses exclude the following items of note:
i.

Amortization of acquired intangibles – Q3 2025: $33 million, Q2 2025: $34 million, 2025 YTD: $102 million, Q3 2024:

$34 million, 2024 YTD: $139 million, reported in the Corporate segment;
ii.

The Bank’s own acquisition and integration charges related to the Schwab transaction – Q3 2024: $16 million, 2024 YTD: $55 million, reported in the Corporate segment;
iii.

Restructuring charges – Q3 2025: $333 million, Q2 2025: $163 million, 2025 YTD: $496 million, compared with Q3 2024: $110 million, 2024 YTD: $566 million under a previous program, reported in the Corporate segment;

iv.

Acquisition and integration-related charges – Q3 2025: $32 million, Q2 2025: $34 million, 2025 YTD:

$118 million, Q3 2024: $78 million, 2024 YTD: $297 million, reported in the Wholesale Banking segment;
v.

Civil matter provision – 2024 YTD: $274 million, reported in the Corporate segment;
vi.

FDIC special assessment – 2024 YTD: $514 million, reported in the U.S. Retail segment; and
vii.

Charges for the global resolution of the investigations into the Bank’s U.S. BSA/AML program – Q3 2024:

$3,566 million, 2024 YTD: $4,181 million, reported in the U.S. Retail segment.
5

Adjusted share of net income from investment in Schwab excludes the following items of note on an after-tax basis. The earnings impact of these items was reported in the Corporate segment:
i.

Amortization of Schwab-related acquired intangibles – Q2 2025: $9 million, 2025 YTD: $35 million,

Q3 2024: $30 million, 2024 YTD: $91 million;
ii.

The Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade – Q3 2024: $5 million, 2024 YTD: $19 million;
iii.

The Bank’s share of restructuring charges incurred by Schwab – 2024 YTD: $27 million; and
iv.

The Bank’s share of the FDIC special assessment charge incurred by Schwab – 2024 YTD: $22 million.
6

Amortization of acquired intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of acquired intangibles relating to the share
of net income from investment in Schwab, reported in the Corporate segment. Refer to footnotes 4 and

5 for amounts.

TD BANK GROUP • THIRD QUARTER 2025

• EARNINGS NEWS RELEASE

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE
1
(Canadian dollars) For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2025 2025 2024 2025 2024
Basic earnings (loss) per share – reported $ 1.89 $ 6.28 $ (0.14) $ 9.73 $ 2.77
Adjustments for items of note 0.31 (4.31) 2.19 (3.54) 3.32
Basic earnings per share – adjusted $ 2.20 $ 1.97 $ 2.05 $ 6.19 $ 6.09
Diluted earnings (loss) per share – reported $ 1.89 $ 6.27 $ (0.14) $ 9.72 $ 2.76
Adjustments for items of note 0.31 (4.30) 2.19 (3.53) 3.32
Diluted earnings per share – adjusted $ 2.20 $ 1.97 $ 2.05 $ 6.19 $ 6.09
1

EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. Numbers may not add due to rounding.
Return on Common Equity
The consolidated Bank ROE is calculated

as reported net income available to common

shareholders as a percentage of average

common equity. The
consolidated Bank adjusted ROE is calculated

as adjusted net income available to

common shareholders as a percentage of average

common equity. Adjusted
ROE is a non-GAAP financial ratio and

can be utilized in assessing the Bank’s use of equity.
ROE for the business segments is calculated

as the segment net income as a percentage

of average allocated capital. The Bank’s methodology

for allocating
capital to its business segments is largely aligned

with the common equity capital requirements

under Basel III. Capital allocated to

the business segments was
11.5% CET1 Capital effective fiscal 2024.

TABLE 5: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except

as noted)
For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2025 2025 2024 2025 2024
Average common equity $ 114,115 $ 114,585 $ 100,677 $ 111,644 $ 100,523
Net income (loss) attributable to common

shareholders – reported
3,248 10,929 (250) 16,884 4,874
Items of note, net of income taxes 535 (7,503) 3,827 (6,138) 5,865
Net income available to common shareholders

– adjusted
$ 3,783 $ 3,426 $ 3,577 $ 10,746 $ 10,739
Return on common equity – reported 11.3% 39.1% (1.0) % 20.2% 6.5%
Return on common equity – adjusted 13.2 12.3 14.1 12.9 14.3
Return on Tangible Common Equity

Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles

on the investments in Schwab and
other acquired intangible assets, net of related

deferred tax liabilities. ROTCE is calculated

as reported net income available to common

shareholders after
adjusting for the after-tax amortization of

acquired intangibles, which are treated as an

item of note, as a percentage of average

TCE. Adjusted ROTCE is
calculated using reported net income available

to common shareholders, adjusted for all

items of note, as a percentage of average

TCE. TCE, ROTCE, and
adjusted ROTCE can be utilized in assessing

the Bank’s use of equity. TCE is a non-GAAP financial measure,

and ROTCE and adjusted ROTCE are

non-GAAP
ratios.

TABLE 6: RETURN ON TANGIBLE COMMON EQUITY
(millions of Canadian dollars, except

as noted)
For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2025 2025 2024 2025 2024
Average common equity $ 114,115 $ 114,585 $ 100,677 $ 111,644 $ 100,523
Average goodwill 18,652 19,302 18,608 19,035 18,403
Average imputed goodwill and intangibles on
investments in Schwab – 1,304 6,087 2,047 6,066
Average other acquired intangibles
1
405 450 544 445 578
Average related deferred tax liabilities (225) (236) (228) (232) (230)
Average tangible common equity 95,283 93,765 75,666 90,349 75,706
Net income attributable to common
shareholders – reported 3,248 10,929 (250) 16,884 4,874
Amortization of acquired intangibles, net of income

taxes
25 35 56 112 197
Net income attributable to common shareholders
adjusted for amortization of acquired intangibles,
net of income taxes 3,273 10,964 (194) 16,996 5,071
Other items of note, net of income taxes 510 (7,538) 3,771 (6,250) 5,668
Net income available to common shareholders

– adjusted
$ 3,783 $ 3,426 $ 3,577 $ 10,746 $ 10,739
Return on tangible common equity 13.6% 48.0% (1.0) % 25.2% 8.9%
Return on tangible common equity – adjusted 15.8 15.0 18.8 15.9 18.9
1

Excludes intangibles relating to software and asset servicing rights.

TD BANK GROUP • THIRD QUARTER 2025

• EARNINGS NEWS RELEASE

HOW OUR BUSINESSES PERFORMED
For management reporting purposes, the Bank’s business

operations and activities are organized around

the following four key business segments:

Canadian
Personal and Commercial Banking, U.S.

Retail, Wealth Management and Insurance, and

Wholesale Banking. The Bank’s other activities

are grouped into the
Corporate segment.
Results of each business segment reflect revenue,

expenses, assets, and liabilities generated

by the businesses in that segment. Where

applicable,

the Bank
measures and evaluates the performance of

each segment based on adjusted results

and ROE, and for those segments,

the Bank indicates that the measure is
adjusted. For further details, refer to the “How

We Performed”

section of this document, the “Business

Focus”

section in the Bank’s 2024 MD&A, and Note

28 of
the Bank’s Annual Consolidated Financial

Statements for the year ended October 31,

2024.

Effective the first quarter of fiscal 2025,

certain U.S. governance and
control investments, including costs for

U.S. BSA/AML remediation, previously reported

in the Corporate segment are now reported

in the U.S. Retail segment.
Comparative amounts have been reclassified

to conform with the presentation adopted

in the current period.
PCL related to performing (Stage 1 and Stage

2) and impaired (Stage 3) financial assets, loan

commitments, and financial guarantees is recorded

within the
respective segment.

Net interest income within Wholesale Banking

is calculated on a taxable equivalent basis

(TEB), which means that the value of non-taxable

or tax-exempt
income, including certain dividends, is adjusted

to its equivalent pre-tax value. Using

TEB allows the Bank to measure income from

all securities and loans
consistently and makes for a more meaningful

comparison of net interest income with similar

institutions. The TEB increase to net interest income

and provision for
income taxes reflected in Wholesale Banking

results is reversed in the Corporate segment.

The TEB adjustment for the quarter was $16

million, compared with
$13 million in the prior quarter and $27 million

in the third quarter last year.
On February 12, 2025, the Bank sold its entire

remaining equity investment in Schwab.

Prior to the sale, the Bank accounted

for its investment in Schwab using
the equity method and the share of net income

from investment in Schwab was reported in

the U.S. Retail segment. Amounts for amortization

of acquired
intangibles,

the acquisition and integration charges related

to the Schwab transaction, and the Bank’s share

of restructuring and other charges incurred

by Schwab
were recorded in the Corporate segment.

Refer to “Significant Events”

for further details. Beginning in the third

quarter of fiscal 2025, the U.S. Retail

segment no
longer includes contributions from Schwab and

consequently discussions of the U.S.

Retail segment's performance exclude Schwab.
TABLE 7: CANADIAN PERSONAL AND COMMERCIAL BANKING
(millions of Canadian dollars, except

as noted)
For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2025 2025 2024 2025 2024
Net interest income $ 4,239 $ 4,023 $ 3,994 $ 12,397 $ 11,639
Non-interest income 1,002 968 1,009 2,984 3,087
Total revenue 5,241 4,991 5,003 15,381 14,726
Provision for (recovery of) credit losses –

impaired
376 428 338 1,263 1,099
Provision for (recovery of) credit losses –

performing
87 194 97 343 226
Total provision for (recovery of) credit losses 463 622 435 1,606 1,325
Non-interest expenses 2,066 2,052 1,967 6,204 5,908
Provision for (recovery of) income taxes 759 649 729 2,119 2,097
Net income $ 1,953 $ 1,668 $ 1,872 $ 5,452 $ 5,396
Selected volumes and ratios
Return on common equity
1
32.5% 28.9% 34.1% 31.0% 33.9%
Net interest margin (including on securitized

assets)
2
2.83 2.82 2.81 2.82 2.83
Efficiency ratio 39.4 41.1 39.3 40.3 40.1
Number of Canadian retail branches 1,054 1,059 1,060 1,054 1,060
Average number of full-time equivalent staff
3
32,698 32,152 33,401 32,370 33,906
1

Capital allocated to the business segment was 11.5% CET1 Capital.
2

Net interest margin is calculated by dividing net interest income by average interest-earning assets. Average interest-earning assets used in the calculation of net interest margin is a non-
GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We Performed”

section of this document and the Glossary in the Bank’s third quarter 2025
MD&A for additional information about these metrics.

3

Effective the third quarter of 2025, call center operations have been realigned from the Corporate segment to the businesses, providing end to end ownership of customer experience.
The change mainly impacts the Canadian Personal and Commercial Banking segment. Average number of full-time equivalent staff has been restated for comparative periods.
Quarterly comparison – Q3 2025 vs. Q3 2024
Canadian Personal and Commercial

Banking net income for the quarter was

$1,953 million, an increase of $81

million, or 4%, compared with the third quarter
last year, primarily reflecting higher revenue, partially offset by higher

PCL and non-interest expenses. The

annualized ROE for the quarter was 32.5%,

compared
with 34.1%, in the third quarter last year.
Revenue for the quarter was $5,241 million, an

increase of $238 million, or 5%,

compared with the third quarter last year. Net interest income was
$4,239 million, an increase of $245 million, or

6%, primarily reflecting volume growth.

Average loan volumes increased $22 billion,

or 4%, reflecting 3% growth in
personal loans and 6% growth in business

loans. Average deposit volumes increased $20 billion,

or 4%, reflecting 4% growth in personal deposits

and 6% growth
in business deposits. Net interest margin

was 2.83%, an increase of 2 bps, primarily

due to higher margins on loans, partially

offset by changes to balance sheet
mix reflecting the transition of Bankers’ Acceptances

(BAs) to Canadian Overnight Repo Rate

Average (CORRA)-based loans. Non-interest income

was
$1,002 million, a decrease of $7 million, or

1%, compared with the third quarter last

year, primarily reflecting lower fees due to the transition of

BAs to CORRA-
based loans in the prior year, the impact of which is offset in net interest income.
PCL for the quarter was $463 million, an increase

of $28 million compared with the third quarter

last year. PCL – impaired was $376 million, an increase of
$38 million, or 11%, largely reflecting credit migration in the consumer lending portfolios. PCL – performing

was $87 million, a decrease of $10 million

compared
with the third quarter last year. The performing provisions

this quarter largely reflect further overlays

for credit impacts from policy and trade uncertainty, and an update to the macroeconomic forecast. Total PCL as an annualized percentage of credit volume was 0.31%, an increase

of 1 basis point compared with the third
quarter last year.

Non-interest expenses for the quarter were $2,066

million, an increase of $99 million, or 5%,

compared with the third quarter last

year, primarily reflecting higher
technology spend and other operating expenses.
The efficiency ratio for the quarter was 39.4%, compared

with 39.3% in the third quarter last year.

TD BANK GROUP • THIRD QUARTER 2025

• EARNINGS NEWS RELEASE

7
Quarterly comparison – Q3 2025 vs. Q2 2025
Canadian Personal and Commercial

Banking net income for the quarter was

$1,953 million, an increase of $285

million, or 17%, compared with the prior
quarter, primarily reflecting higher revenue and lower PCL,

partially offset by higher non-interest expenses.

The annualized ROE for the quarter was 32.5%,
compared with 28.9% in the prior quarter.
Revenue increased $250 million, or 5%,

compared with the prior quarter. Net interest income increased

$216 million, or 5%, primarily reflecting

more days in the
third quarter and volume growth. Average loan

volumes increased $8 billion, or 1%, reflecting

1% growth in personal loans and 1% growth

in business loans.
Average deposit volumes increased $4 billion, or 1%,

reflecting 1% growth in personal deposits

and 1% growth in business deposits. Net

interest margin was
2.83%, an increase of 1 basis point,

primarily driven by higher margins on loans and

deposits. As we look forward to the fourth quarter, while

many factors can
impact margins, we continue to expect net

interest margin to be relatively stable
.

Non-interest income increased $34

million, or 4% compared with the prior
quarter, reflecting higher fee revenue.
PCL for the quarter was $463 million, a decrease

of $159 million compared with the prior

quarter. PCL – impaired was $376 million, a decrease of

$52 million, or
12%, recorded across the commercial and

consumer lending portfolios. PCL – performing

was $87 million, a decrease of $107

million. The performing provisions
this quarter largely reflect further overlays for

credit impacts from policy and trade uncertainty, and an update to the macroeconomic forecast. Total PCL as an
annualized percentage of credit volume

was 0.31%, a decrease of 13 bps compared

with the prior quarter.
Non-interest expenses increased $14 million, or

1% compared with the prior quarter, primarily reflecting

more days in the third quarter.
The efficiency ratio was 39.4%, compared with 41.1%

in the prior quarter.
Year-to-date comparison – Q3 2025 vs. Q3 2024
Canadian Personal and Commercial

Banking net income for the nine months ended

July 31, 2025, was $5,452 million, an increase

of $56 million, or 1%,
compared with the same period last year, reflecting higher

revenue, partially offset by higher PCL and non-interest

expenses. The annualized ROE for the

period
was 31.0%, compared with 33.9%, in

the same period last year.
Revenue for the period was $15,381 million,

an increase of $655 million, or 4%, compared

with the same period last year. Net interest income was
$12,397 million, an increase of $758 million, or 7%,

primarily reflecting volume growth. Average

loan volumes increased $22 billion, or

4%, reflecting 3% growth in
personal loans and 6% growth in business

loans. Average deposit volumes increased $23 billion,

or 5%, reflecting 4% growth in personal deposits

and 7% growth
in business deposits. Net interest margin

was 2.82%, a decrease of 1 basis point,

primarily due to changes to balance sheet

mix reflecting the transition of BAs to
CORRA-based loans. Non-interest income

was $2,984 million, a decrease of $103

million, or 3%, reflecting lower fees due

to the transition of BAs to CORRA-
based loans in the prior year, the impact of which is offset in net interest income, partially offset by higher fee revenue.
PCL was $1,606 million, an increase of $281

million compared with the same period last

year. PCL – impaired was $1,263 million, an increase of

$164 million, or
15%, largely reflecting credit migration in

the consumer lending portfolios. PCL – performing

was $343 million, an increase of $117 million compared

with the same
period last year. The current year performing provisions largely reflect credit impacts from policy and

trade uncertainty, including overlays and updates to the
macroeconomic forecasts, and volume growth.

Total PCL as an annualized percentage of credit volume was 0.37%, an increase of 6 bps compared with the same
period last year.
Non-interest expenses were $6,204 million,

an increase of $296 million, or 5%,

compared with the same period last year, reflecting higher

technology and other
operating expenses.
The efficiency ratio was 40.3%, compared with 40.1%,

for the same period last year.
7

The Bank’s Q4 2025 net interest margin expectations for the segment are based on the Bank’s assumptions regarding factors such as Bank of Canada rate actions, competitive market dynamics, and deposit reinvestment rates and maturity profiles, and are subject to inherent risks and uncertainties, including those set out in the “Risk Factors That May Affect Future Results” section of the Bank’s
2024 MD&A and the third quarter 2025 MD&A.

TD BANK GROUP • THIRD QUARTER 2025

• EARNINGS NEWS RELEASE

8
9
U.S. Retail
Update on U.S. Balance Sheet Restructuring

Activities
The Bank continued to focus on executing

the balance sheet restructuring activities

disclosed in the 2024 MD&A to help ensure

the Bank can continue to support
customers’ financial needs in the U.S. while

not exceeding the limitation on the

combined total assets of TD Bank, N.A. and

TD Bank USA, N.A. (the “U.S. Bank”).
This quarter, the Bank completed the repositioning of its

U.S. investment portfolio by selling lower

yielding investment securities and reinvesting

the proceeds into
a similar composition of assets but yielding

higher rates. During the third quarter of

fiscal 2025, the Bank sold approximately US$5.9

billion of bonds which resulted
in a loss of US$244 million pre-tax. In the aggregate,

since the announcement of the U.S. balance

sheet restructuring activities on October

10, 2024, the Bank has
sold approximately US$25 billion of bonds

from its U.S. investment portfolio for an aggregate

loss of US$1.3 billion pre-tax. The Bank

expects the net interest
income benefit from these sales to be approximately

US$500 million pre-tax in fiscal 2025
.
The Bank now expects to reduce the U.S. Bank's

assets by modestly more than 10% from

the asset level as of September 30, 2024 by using

excess cash to
paydown borrowings and by selling or

winding down certain non-scalable or non-core

U.S. loan portfolios that do not align

with the U.S. Retail segment’s focused
strategy or have lower returns on investment.

This reduction in assets combined with natural

balance sheet run-off, is expected to be largely

complete by the end
of fiscal 2025 and reduce net interest income

in the U.S. Retail segment by approximately

US$150 million pre-tax in fiscal 2025
.
During the quarter, the Bank used proceeds from the sale

of the loans, investment maturities, and

cash on hand, to pay down US$10 billion

of short-term
borrowings. Loans were reduced by US$4

billion, reflecting run-off and sales in the non-core

U.S. loan portfolios. Accordingly, as of July 31, 2025, the combined total assets of the U.S. Bank were US$386

billion. TD Bank, N.A. reached an agreement

with The Toronto-Dominion Bank and certain of its affiliates to sell approximately US$5 billion of commercial loans

at market terms. Upon closing, these

loans are reflected in the Wholesale Banking

segment.
As of June 30, 2025, the combined total assets

of the U.S. Bank, as measured in accordance

with the OCC Consent Order which utilizes

the average of spot
balances of March 31, 2025, and June 30, 2025,

was US$396 billion.
In the aggregate, total losses associated

with the Bank’s U.S. balance sheet restructuring

activities from October 10, 2024, through

July 31, 2025, are
US$1,854 million pre-tax and US$1,391

million after-tax. In total, the Bank’s collective

balance sheet restructuring actions are

expected to result in a loss up to
US$1.5 billion after-tax, and impact capital

as executed
8
,9
.
As previously disclosed, in addition to

the asset reductions identified on October

10, 2024, the Bank made the strategic decision

in the second quarter to gradually
wind-down the approximately US$3 billion point

of sale financing business which services

third-party retailers, as part of the Bank’s efforts to reduce non-scalable
and niche portfolios that do not fit the Bank’s

focused strategy. In addition, as part of the Bank’s strategic review, the U.S. Retail segment has identified additional
loans that do not align with the U.S. Retail

segment’s focused strategy or have lower returns

on investment and will be reduced over the

course of fiscal 2026 and
beyond.
8

The expected amount of net interest income benefit is subject to risk and uncertainties and are based on assumptions regarding market factors and conditions which are not entirely within the Bank’s control.
9

The Bank’s estimates regarding net interest income impacts are based on assumptions regarding the timing of when such assets are sold or wound down. The Bank’s ability to successfully dispose of the assets is subject to inherent risks and uncertainty and there is no guarantee that the

Bank will be able to sell the assets in the timeline outlined or achieve the purchase price which it currently expects. The ability to sell the assets will depend on market factors and conditions and any sale will likely be subject to customary closing terms and
conditions which could involve regulatory approvals which are not entirely within the Bank’s control.

TD BANK GROUP • THIRD QUARTER 2025

• EARNINGS NEWS RELEASE

TABLE 8: U.S. RETAIL
(millions of dollars, except as noted) For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
Canadian Dollars 2025 2025 2024 2025 2024
Net interest income – reported $

3,101
$

3,038
$

2,936
$

9,203
$

8,676
Net interest income – adjusted
1,2

3,101

3,074

2,936

9,239

8,676
Non-interest income (loss) – reported

376
(445)

616
(351)

1,826
Non-interest income – adjusted
1,3

638

648

616

1,931

1,826
Total revenue – reported

3,477

2,593

3,552

8,852

10,502
Total revenue – adjusted
1,2,3

3,739

3,722

3,552

11,170

10,502
Provision for (recovery of) credit losses –

impaired

330

309

331

1,168

1,019
Provision for (recovery of) credit losses –

performing
(13)

133

47

42

124
Total provision for (recovery of) credit losses

317

442

378

1,210

1,143
Non-interest expenses – reported

2,381

2,338

5,664

7,099

10,817
Non-interest expenses – adjusted
1,4

2,381

2,338

2,098

7,099

6,122
Provision for (recovery of) income taxes – reported

19
(229)

87
(402)

119
Provision for (recovery of) income taxes – adjusted
1

85

53

87

177

246
U.S. Retail net income (loss) excluding Schwab

– reported

760

42
(2,577)

945
(1,577)
U.S. Retail net income excluding Schwab

– adjusted
1

956

889

989

2,684

2,991
Share of net income from investment in

Schwab
5,6
–

78

178

277

555
U.S. Retail net income (loss) – reported $

760
$

120
$ (2,399) $

1,222
$ (1,022)
U.S. Retail net income – adjusted
1

956

967

1,167

2,961

3,546
U.S. Dollars
Net interest income – reported $

2,256
$

2,136
$

2,144
$

6,552
$

6,379
Net interest income – adjusted
1,2

2,256

2,161

2,144

6,577

6,379
Non-interest income (loss) – reported

276
(306)

450
(228)

1,342
Non-interest income – adjusted
1,3

464

457

450

1,375

1,342
Total revenue – reported

2,532

1,830

2,594

6,324

7,721
Total revenue – adjusted
1,2,3

2,720

2,618

2,594

7,952

7,721
Provision for (recovery of) credit losses –

impaired

240

216

242

827

750
Provision for (recovery of) credit losses –

performing
(9)

95

34

33

91
Total provision for (recovery of) credit losses

231

311

276

860

841
Non-interest expenses – reported

1,732

1,644

4,133

5,051

7,928
Non-interest expenses – adjusted
1,4

1,732

1,644

1,533

5,051

4,503
Provision for (recovery of) income taxes – reported

15
(160)

64
(281)

89
Provision for (recovery of) income taxes – adjusted
1

62

37

64

126

182
U.S. Retail net income (loss) excluding Schwab

– reported

554

35
(1,879)

694
(1,137)
U.S. Retail net income excluding Schwab

– adjusted
1

695

626

721

1,915

2,195
Share of net income from investment in

Schwab
5,6
–

54

129

196

409
U.S. Retail net income (loss) – reported $

554
$

89
$ (1,750) $

890
$ (728)
U.S. Retail net income – adjusted
1

695

680

850

2,111

2,604
Selected volumes and ratios
U.S. Retail return on common equity excluding

Schwab – reported
7

7.1
%

0.5
% (25.1) %

3.0
% (5.2) %
U.S. Retail return on common equity excluding

Schwab – adjusted
1,7

8.9

8.3

9.6

8.2

10.0
U.S. Retail return on common equity – reported
7

7.1

1.1
(20.9)

3.7
(3.0)
U.S. Retail return on common equity – adjusted
1,7

8.9

8.8

10.2

8.7

10.7
Net interest margin – reported
1,8

3.19

3.00

3.02

3.02

3.01
Net interest margin – adjusted
1,8

3.19

3.04

3.02

3.03

3.01
Efficiency ratio – reported

68.4

89.8

159.3

79.9

102.7
Efficiency ratio – adjusted
1

63.7

62.8

59.1

63.5

58.3
Assets under administration (billions of U.S.

dollars)
9
$

46
$

45
$

41
$

46
$

41
Assets under management (billions of U.S.

dollars)
9

10

9

8

10

8
Number of U.S. retail stores

1,100

1,137

1,150

1,100

1,150
Average number of full-time equivalent staff

28,817

28,604

27,627

28,565

27,855
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2

Adjusted net interest income excludes the following item of note:
i.

U.S. balance sheet restructuring (impact of loan hedge rebalancing before the close of the correspondent loan sale) – Q2 2025: $36 million or US$25 million ($26 million or
US$19 million after-tax), 2025 YTD: $36 million or US$25 million ($26 million or US$19 million after-tax).
3

Adjusted non-interest income excludes the following item of note:
i.

U.S. balance sheet restructuring – Q3 2025: $262 million or US$188 million ($196 million or US$141 million after-tax),

Q2 2025: $1,093 million or US$763 million ($821 million or
US$572 million after-tax), 2025 YTD: $2,282 million or US$1,603 million ($1,713 million or US$1,202 million after-tax).
4

Adjusted non-interest expenses exclude the following items of note:
i.

FDIC special assessment – 2024 YTD: $514 million or US$375 million ($387 million or US$282 million after-tax); and
ii.

Charges for the global resolution of the investigations into the Bank’s U.S. BSA/AML program –

Q3 2024: $3,566 million or US$2,600 million (before and after-tax), 2024 YTD:
$4,181 million or US$3,050 million (before and after-tax).
5
The Bank’s share of Schwab’s earnings was reported with a one-month lag. Refer to

Note 7 of the Bank’s third quarter 2025 Interim Consolidated Financial Statements for further details.
6
The after-tax amounts for amortization of acquired intangibles, the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade, the Bank’s share of Schwab’s restructuring charges,

and the Bank’s share of Schwab’s FDIC special assessment charge were recorded in the Corporate segment.

7
Capital allocated to the business segment was 11.5% CET1

Capital.
8
Net interest margin is calculated by dividing U.S. Retail segment’s net interest income by average interest-earning assets excluding the impact related to sweep deposits arrangements and the impact of intercompany deposits and cash collateral, which management believes better reflects segment performance.

In addition, the value of tax-exempt interest income is
adjusted to its equivalent before-tax value. For investment securities, the adjustment to fair value is included in the calculation of average interest-earning assets. Net interest income and average interest-earning assets used in the calculation are non-GAAP financial measures.

Management believes this calculation better reflects segment performance.

For additional information about this metric, refer to the Glossary in the Bank’s third quarter 2025 MD&A.

TD BANK GROUP • THIRD QUARTER 2025

• EARNINGS NEWS RELEASE

10
11
12
On February 12, 2025, the Bank sold its entire

remaining equity investment in Schwab.

Prior to the sale, the Bank accounted

for its investment in Schwab using
the equity method and the share of net income

from investment in Schwab was reported

in the U.S. Retail segment. Amounts

for amortization of acquired
intangibles, the acquisition and integration

charges related to the Schwab transaction,

and the Bank’s share of restructuring and other

charges incurred by Schwab
were recorded in the Corporate segment.

Refer to “Significant Events” for further

details. Beginning in the third quarter

of fiscal 2025, the U.S. Retail segment no
longer includes contributions from Schwab and

consequently discussions of the U.S.

Retail segment's performance exclude Schwab.
Quarterly comparison – Q3 2025 vs. Q3 2024
Excluding Schwab earnings of $178 million

(US$129 million) in the third quarter last

year, U.S. Retail reported net income was

$760 million (US$554 million), an
increase of $3,337 million (US$2,433 million),

compared with the third quarter last year,

primarily reflecting the impact of the charges

for the global resolution of the
investigations into the Bank’s U.S. BSA/AML

program in the third quarter last year and

higher revenue in the current quarter,

partially offset by the impact of U.S.
balance sheet restructuring activities and higher

governance and control investments, including

costs for U.S. BSA/AML remediation

in the current quarter.
U.S. Retail adjusted net income was

$956 million (US$695 million), a decrease of

$33 million (US$26 million), or 3% (4% in

U.S. dollars), compared with the third
quarter last year, primarily reflecting higher

governance and control investments, including

costs for U.S. BSA/AML remediation,

partially offset by higher revenue.
The reported and adjusted annualized ROE

excluding Schwab for the quarter were

7.1% and 8.9%, respectively, compared with

(25.1)% and 9.6%, respectively, in
the third quarter last year.
Reported revenue for the quarter was US$2,532

million, a decrease of US$62 million,

or 2%, compared with the third quarter

last year. On an adjusted basis,
revenue for the quarter was US$2,720 million,

an increase of US$126 million, or 5%.

Reported and adjusted net interest income

of US$2,256 million, increased
US$112 million, or 5%, largely reflecting

the impact of U.S. balance sheet restructuring

activities and higher deposit margins,

partially offset by an adjustment for
client deposit rates.

Reported net interest margin of 3.19% increased

17 bps due to the impact of U.S. balance

sheet restructuring activities and higher deposit
margins,

partially offset by an adjustment for client

deposit rates.

Reported non-interest income was US$276

million, a decrease of US$174 million, or

39%,
compared with the third quarter last year, reflecting

the impact of U.S. balance sheet restructuring

activities, partially offset by higher fee income.

On an adjusted
basis, non-interest income of US$464 million increased

US$14 million, or 3%, compared with the

third quarter last year, reflecting higher

fee income.
Average loan volumes decreased US$13

billion, or 7%, compared with the third quarter

last year. Personal loans decreased

8% and business loans decreased
6%, reflecting U.S. balance sheet restructuring

activities. Excluding the impact of

the loan portfolios identified for sale or run-off

under our U.S. balance sheet
restructuring program, average loan volumes

increased US$3 billion, or 2%
,
. Average deposit volumes

decreased US$4 billion, or 1%, reflecting

a 5% decrease
in sweep deposits and a 1% decrease in business

deposits, partially offset by a 1% increase

in personal deposits.

Assets under administration (AUA) were US$46

billion as at July 31, 2025, an increase of US$5

billion, or 12%,

compared with the third quarter last year,

and
assets under management (AUM) were US$10

billion as of July 31, 2025, an increase

of US$2 billion, or 25%, compared with

the third quarter last year, both
reflecting net asset growth.
PCL for the quarter was US$231

million, a decrease of US$45 million

compared with the third quarter last year. PCL

– impaired was US$240 million, a decrease
of US$2 million, reflecting lower provisions

in the consumer lending portfolios largely

offset by credit migration in the commercial lending

portfolio. PCL –
performing was a recovery of US$9 million,

compared with a build of US$34 million in the

third quarter last year. The performing

recovery this quarter largely
reflects an update to the macroeconomic

forecast, partially offset by further overlays

for credit impacts from policy and trade uncertainty.

U.S. Retail PCL including
only the Bank’s share of PCL in

the U.S. strategic cards portfolio, as an

annualized percentage of credit volume was

0.52%, a decrease of 6 bps compared with
the third quarter last year.
Effective the first quarter of 2025, U.S.

Retail segment non-interest expenses include

certain U.S. governance and control investments,

including costs for U.S.
BSA/AML remediation which were

previously reported in the Corporate

segment. Comparative amounts have been reclassified

to conform with the presentation
adopted in the current period. Reported non-interest

expenses for the quarter were US$1,732

million, a decrease of US$2,401 million,

or 58%, compared to the
third quarter last year, reflecting the impact

of charges for the global resolution of the investigations

into the Bank’s U.S. BSA/AML

program in the third quarter last
year, partially offset by higher governance

and control investments including costs of US$157

million for U.S. BSA/AML remediation,

and higher employee-related
expenses, in the current quarter. On an adjusted

basis, non-interest expenses increased US$199

million, or 13%, reflecting higher governance

and control
investments, including costs for U.S. BSA/AML

remediation, and higher employee-related

expenses.
The reported and adjusted efficiency ratios

for the quarter were 68.4% and 63.7%, respectively,

compared with 159.3% and 59.1%, respectively,

in the third
quarter last year.
Quarterly comparison – Q3 2025 vs. Q2 2025
Excluding Schwab earnings of $78 million

(US$54 million) in the prior quarter, U.S. Retail

reported net income was $760 million

(US$554 million), an increase of
$718 million (US$519 million), compared with

the prior quarter, primarily reflecting the

impact of U.S. balance sheet restructuring

activities,

and lower PCL, partially
offset by higher governance and control investments,

including costs for U.S. BSA/AML

remediation. U.S. Retail adjusted

net income was $956 million
(US$695 million), an increase of $67 million

(US$69 million), or 8% (11% in U.S. dollars),

compared to the prior quarter, primarily reflecting

lower PCL, partially
offset by higher governance and control investments,

including costs for U.S. BSA/AML

remediation. The reported and adjusted

annualized ROE excluding
Schwab for the quarter were 7.1% and 8.9%,

respectively, compared with 0.5% and

8.3%, respectively, in the prior quarter.
Reported revenue was US$2,532 million,

an increase of US$702 million, or 38%,

compared with the prior quarter. On an adjusted

basis, revenue was
US$2,720 million, an increase of US$102

million, or 4%, compared with the prior

quarter. Reported net interest income of

US$2,256 million increased
US$120 million, or 6%, and adjusted net interest

income increased $95 million, or 4%, driven

by the impact of U.S. balance sheet restructuring

activities, and
higher deposit margins. Reported net interest

margin of 3.19% increased 19 bps, and

adjusted net interest margin of 3.19% increased

15 bps, due to impact of
U.S. balance sheet restructuring activities, normalization

of elevated liquidity levels (which positively

impacted net interest margin by 7 bps), and

higher deposit
margins. Net interest margin is expected to moderately expand in the fourth quarter . Reported non -
interest income was US$276 million,

compared with reported
non-interest loss of US$306 million in

the prior quarter, reflecting the impact of U.S.

balance sheet restructuring activities, and

higher fee revenue. On an adjusted
basis, non-interest income of US$464 million increased

US$7 million, or 2%, compared with the prior

quarter, reflecting higher fee revenue.
Average loan volumes decreased US$7

billion, or 4%, compared with the prior

quarter, reflecting a 5% decrease in personal

loans and a 2% decrease in
business loans,

reflecting the impact of U.S. balance

sheet restructuring activities.

Excluding the impact of the loan portfolios

identified for sale or run-off under our
10

Loan portfolios identified for sale or run-off include the point of sale finance business which services third party retailers, correspondent lending, export and import lending, commercial auto dealer portfolio, and other non-core portfolios. Q3 2025 average loan volumes: US$180 billion (Q2 2025: US$187 billion; 2025 YTD: US$186 billion; Q3 2024: US$193 billion;
2024 YTD: US$192 billion). Q3 2025 average loan volumes of loan portfolios identified for sale or run-off:

US$20 billion (Q2 2025: US$28 billion; 2025 YTD: US$27 billion; Q3 2024:
US$36 billion; 2024 YTD: US$37 billion). Q3 2025 average loan volumes excluding loan portfolios identified for sale or run-off: US$160 billion (Q2 2025: US$159 billion; 2025 YTD:
US$159 billion; Q3 2024: US$157 billion; 2024 YTD: US$155 billion).
11

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures”

in the “How We Performed” section of this
document.
12

The Bank’s Q4 2025 net interest margin expectations for the segment are based on the Bank’s assumptions regarding interest rates, deposit reinvestment rates, average asset levels, execution of planned restructuring opportunities, and other variables, and are subject to inherent risks and uncertainties,

including those set out in the “Risk Factors That May Affect
Future Results” section of this document.

TD BANK GROUP • THIRD QUARTER 2025

• EARNINGS NEWS RELEASE

13
U.S. balance sheet restructuring program, average

loan volumes increased US$1

billion, or 1%
10
,11
. Average deposit volumes

decreased US$4 billion, or 1%,
compared with the prior quarter, reflecting

a 3% decrease in sweep deposits and

a 2% decrease in personal deposits, partially

offset by a 1% increase in business
deposits.
AUA were US$46 billion as

at July 31, 2025, an increase of US$1 billion,

or 2%, compared with the prior quarter.

AUM were US$10 billion, an increase of
US$1 billion or 11%, compared with the prior

quarter.
PCL for the quarter was US$231

million, a decrease of US$80 million

compared with the prior quarter. PCL

– impaired was US$240 million, an increase

of
US$24 million, or 11%, largely reflecting

credit migration in the commercial lending

portfolio. PCL – performing was a

recovery of US$9 million, compared with a
build of US$95 million in the prior quarter.

The performing recovery this quarter largely

reflects an update to the macroeconomic

forecast, partially offset by further
overlays for credit impacts from policy and

trade uncertainty. U.S. Retail PCL

including only the Bank’s share of PCL

in the U.S. strategic cards portfolio, as an
annualized percentage of credit volume was

0.52%, a decrease of 18 bps compared with

the prior quarter.
Non-interest expenses for the quarter were US$1,732

million, an increase of US$88 million,

or 5%, compared with the prior quarter, reflecting

higher governance
and control investments, including costs

for U.S. BSA/AML remediation

and higher legal expenses, partially offset

by lower employee-related costs.
The reported and adjusted efficiency ratios

for the quarter were 68.4% and 63.7%, respectively,

compared with 89.8% and 62.8%, respectively,

in the prior
quarter.
Year-to-date comparison – Q3 2025 vs. Q3 2024
Excluding Schwab earnings of $277 million

(US$196 million) and $555 million (US$

409 million), in the current year and prior

year, respectively, U.S. Retail
reported net income for the nine months

ended July 31, 2025, was $945

million (US$694 million), an increase of $2,522

million (US$1,831 million), compared with
the same period last year, reflecting the impact

of the charges for the global resolution of

the investigations into the Bank’s U.S. BSA/AML

program and FDIC
special assessment charge, in the same period

last year, and higher revenue, partially

offset by the impact of U.S. balance sheet restructuring

activities, higher
non-interest expenses. U.S. Retail adjusted net

income was $2,684 million (US$1,915

million), a decrease of $307 million (US$280

million), or 10% (13% in U.S.
dollars), primarily reflecting higher non-interest

expenses,

partially offset by higher revenue. The

reported and adjusted annualized ROE

excluding Schwab for the
period were 3.0% and 8.2%, respectively,

compared with (5.2)% and 10.0%, respectively,

in the same period last year.
Reported revenue for the period was US$6,324

million, a decrease of US$1,397 million,

or 18%, compared with the same period last

year. On an adjusted basis,
revenue for the period was US$7,952 million,

an increase of US$231 million, or 3%,

compared with the same period last year. Reported

net interest income of
US$6,552 million increased US$173 million, or

3%, and adjusted net interest income

of US$6,577 million increased US$198 million,

or 3%, reflecting the impact of
U.S. balance sheet restructuring activities and

higher deposit margins.

Reported net interest margin of 3.02% increased

1 basis point, and adjusted net interest
margin of 3.03% increased 2 bps, due

to U.S. balance sheet restructuring activities

and higher deposit margins. Reported non-interest

loss of US$228 million,
compared with reported non-interest

income of US$1,342 million in the same period

last year, primarily reflecting the impact

of U.S. balance sheet restructuring
activities, partially offset by higher fee revenue.

On an adjusted basis, non-interest income

of US$1,375 million increased US$33 million,

or 2%, primarily reflecting
higher fee revenue.
Average loan volumes for the period

decreased $6 billion, or 3%, compared with

the same period last year, reflecting a

4% decrease in business loans and a 2%
decrease in personal loans. Excluding

the impact of the loan portfolios identified for

sale or run-off under our U.S. balance sheet

restructuring program, average
loan volumes for the period increased US$4 billion,

or 2%, compared with the same period last

year
10
,11
. Average deposit volumes

decreased US$7 billion, or 2%,
reflecting an 8% decrease in sweep deposits

and a 3% decrease in business deposits,

partially offset by a 2% increase in personal

deposits compared with the
same period last year.
PCL was US$860 million, an increase

of US$19 million compared with the

same period last year. PCL – impaired

was US$827 million, an increase

of
US$77 million, or 10%, largely reflecting

credit migration in the commercial lending portfolio

and the adoption impact of a model update in

the credit card portfolio.
PCL – performing was US$33 million,

a decrease of US$58 million compared with

the same period last year. The

current year performing provisions largely reflect
credit impacts from policy and trade uncertainty,

including overlays and updates

to the macroeconomic forecasts, partially

offset by lower volume and the adoption
impact of a model update in the credit card

portfolio. U.S. Retail PCL including

only the Bank’s share of PCL

in the U.S. strategic cards portfolio, as

an annualized
percentage of credit volume was 0.63%, an

increase of 4 bps, compared with the

same period last year.
Reported non-interest expenses for the period were

US$5,051 million, a decrease of US$2,877

million, or 36%, compared with the same

period last year,
reflecting the impact of the charges for the global

resolution of the investigations into the Bank’s

U.S. BSA/AML program, in the

same period last year, partially
offset by higher governance and control investments,

including costs for U.S. BSA/AML

remediation, and higher employee-related

expenses. On an adjusted
basis, non-interest expenses increased US$548

million, or 12%, reflecting higher governance

and control investments, including costs

for U.S. BSA/AML
remediation, and higher employee-related expenses.

For fiscal 2026, non-interest expenses are expected

to grow in the mid-single digit range
.
The reported and adjusted efficiency ratios

for the period were 79.9% and 63.5%, respectively,

compared with 102.7% and 58.3%, respectively,

for the same
period last year.
13
The Bank’s expectations regarding expense growth are based on the assumptions regarding certain factors, including the Bank’s ability to successfully execute against its governance and control initiatives, including U.S. BSA/AML remediation, the timing of business investments, and productivity and restructuring savings. Refer to the “Risk Factors That May Affect
Future Results” section of the 2024 MD&A for additional information about risks and uncertainties that may impact the Bank's estimates.

TD BANK GROUP • THIRD QUARTER 2025

• EARNINGS NEWS RELEASE

TABLE 9: WEALTH MANAGEMENT AND INSURANCE
(millions of Canadian dollars, except

as noted)
For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2025 2025 2024 2025 2024
Net interest income $ 373 $ 362 $ 316 $ 1,104 $ 905
Non-interest income 3,300 3,141 3,033 9,670 8,693
Total revenue 3,673 3,503 3,349 10,774 9,598
Insurance service expenses
1
1,563 1,417 1,669 4,487 4,283
Non-interest expenses 1,155 1,131 1,104 3,459 3,178
Provision for (recovery of) income taxes 252 248 146 738 531
Net income $ 703 $ 707 $ 430 $ 2,090 $ 1,606
Selected volumes and ratios
Return on common equity 44.7% 46.8% 27.1% 44.7% 35.0%
Return on common equity – Wealth Management
2
62.4 57.8 52.6 60.7 50.4
Return on common equity – Insurance 24.7 33.5 1.9 26.4 18.7
Efficiency ratio 31.4 32.3 33.0 32.1 33.1
Efficiency ratio, net of ISE
3
54.7 54.2 65.7 55.0 59.8
Assets under administration (billions of Canadian

dollars)
4
$ 709 $ 654 $ 632 $ 709 $ 632
Assets under management (billions of Canadian

dollars)
572 542 523 572 523
Average number of full-time equivalent staff 15,443 15,190 15,016 15,271 15,272
1

Includes estimated losses related to catastrophe claims – Q3 2025: $36 million, Q2 2025: $50 million, 2025 YTD:

$86 million, Q3 2024: $186 million, 2024 YTD: $203 million.
2

Capital allocated to the business was 11.5% CET1 Capital.
3

Efficiency ratio, net of ISE is calculated by dividing non-interest expenses by total revenue, net of ISE.

Total revenue, net of ISE

– Q3 2025: $2,110 million, Q2 2025: $2,086 million,
2025 YTD: $6,287

million, Q3 2024: $1,680 million, 2024 YTD: $5,315 million. Total revenue, net of ISE is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial
Measures” in the “How We Performed” section and the Glossary in the Bank’s third quarter 2025 MD&A for additional information about this metric.
4
Includes
AUA administered by TD Investment Services Inc. which is part of the Canadian Personal and Commercial

Banking segment.
Quarterly comparison – Q3 2025 vs. Q3 2024
Wealth Management and Insurance net income

for the quarter was $703 million, an increase

of $273 million, or 63%, compared

with the third quarter last year,
reflecting Wealth Management net income of

$521 million, an increase of $106 million,

or 26%, compared with the third quarter last

year, and Insurance net
income of $182 million, an increase of $167

million, compared with the third quarter last

year. The annualized ROE for the quarter was 44.7%, compared with
27.1% in the third quarter last year. Wealth Management annualized

ROE for the quarter was 62.4%, compared

with 52.6% in the third quarter last year, and
Insurance annualized ROE for the quarter

was 24.7% compared with 1.9% in

the third quarter last year.
Revenue for the quarter was $3,673 million, an

increase of $324 million, or 10%,

compared with the third quarter last year. Non-interest income was
$3,300 million, an increase of $267 million, or

9%, reflecting higher insurance premiums,

fee-based revenue, and transaction revenue.

Net interest income was
$373 million, an increase of $57 million, or 18%,

compared with the third quarter last year, reflecting higher deposit volumes and margins.

AUA were $709 billion as at July 31, 2025, an

increase of $77 billion, or 12%, and

AUM were $572 billion as at July 31, 2025, an

increase of $49 billion, or 9%,
compared with the third quarter last year, both reflecting

market appreciation and net asset growth.

Insurance service expenses for the quarter

were $1,563 million, a decrease of $106

million, or 6%, compared with the third

quarter last year, primarily reflecting
lower estimated losses from catastrophe

claims.
Non-interest expenses for the quarter were $1,155

million, an increase of $51 million, or

5%, compared with the third quarter

last year, reflecting higher variable
compensation commensurate with higher

revenues and increased technology investments,

partially offset by prior year provisions

related to litigation matters.
The efficiency ratio for the quarter was 31.4%,

compared with 33.0% in the third quarter

last year. The efficiency ratio, net of ISE for the quarter was 54.7%, compared with 65.7% in the third quarter last

year.

Quarterly comparison – Q3 2025 vs. Q2 2025
Wealth Management and Insurance net income

for the quarter was $703 million, relatively

flat compared with the prior quarter, reflecting Wealth Management net
income of $521 million, an increase of $41

million, or 9%, compared with the prior quarter, and Insurance net income of $182 million, a decrease of

$45 million, or
20%, compared with the prior quarter. The annualized

ROE for the quarter was 44.7%, compared

with 46.8% in the prior quarter. Wealth Management annualized
ROE for the quarter was 62.4%, compared

with 57.8% in the prior quarter, and Insurance annualized

ROE for the quarter was 24.7% compared

with 33.5% in the
prior quarter.
Revenue increased $170 million, or 5%,

compared with the prior quarter. Non-interest income increased

$159 million, or 5%, reflecting higher insurance
premiums and higher fee-based revenue.

Net interest income increased $11

million, or 3%, reflecting the effect of more days

in the third quarter and higher deposit
volumes.
AUA increased $55 billion, or 8%, and AUM

increased $30 billion, or 6%, compared

with the prior quarter, both reflecting market appreciation.

Insurance service expenses for the quarter

increased $146 million, or 10%, compared

with the prior quarter, primarily driven by claims seasonality.
Non-interest expenses for the quarter were $1,155

million, an increase of $24 million or 2%,

compared with the prior quarter, primarily reflecting higher variable
compensation.
The efficiency ratio for the quarter was 31.4%,

compared with 32.3% in the prior quarter. The efficiency ratio,

net of ISE for the quarter was 54.7%, compared
with 54.2% in the prior quarter.
Year-to-date comparison – Q3 2025 vs. Q3 2024
Wealth Management and Insurance net income

for the nine months ended July 31, 2025, was

$2,090 million, an increase of $484

million, or 30%, compared with
the same period last year, reflecting Wealth Management net income of $1,513 million, an increase of $325

million, or 27%, compared with the same period

last
year, and Insurance net income of $577 million, an increase

of $159 million, or 38%, compared

with the same period last year. The annualized ROE for the period was 44.7%, compared with 35.0%, in

the same period last year. Wealth Management annualized ROE

for the period was 60.7%, compared with 50.4%

in the
same period last year, and Insurance annualized ROE for

the period was 26.4% compared with 18.7%

in the same period last year.

Revenue for the period was $10,774

million, an increase of $1,176 million, or 12%,

compared with same period last year. Non-interest income

increased
$977 million, or 11%, reflecting higher insurance premiums, fee-based revenue, and transaction revenue.

Net interest income increased $199

million, or 22%,
reflecting higher deposit volumes and margins.
Insurance service expenses were $4,487

million, an increase of $204 million, or 5%,

compared with the same period last year, primarily due to increased claims
severity, partially offset by lower estimated losses from catastrophe claims.

TD BANK GROUP • THIRD QUARTER 2025

• EARNINGS NEWS RELEASE

Non-interest expenses were $3,459 million,

an increase of $281 million, or 9%,

compared with the same period last year, reflecting higher variable compensation
commensurate with higher revenues and increased

technology investments, partially offset by

prior year provisions related to litigation

matters.
The efficiency ratio for the period was 32.1%, compared

with 33.1% for the same period last

year. The efficiency ratio, net of ISE for the period was 55.0%, compared with 59.8% in the same period last

year.
TABLE 10: WHOLESALE BANKING
1
(millions of Canadian dollars, except

as noted)
For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2025 2025 2024 2025 2024
Net interest income (loss) (TEB) $ 110 $ 45 $ (26) $ 48 $ 361
Non-interest income 1,953 2,084 1,821 6,144 5,154
Total revenue 2,063 2,129 1,795 6,192 5,515
Provision for (recovery of) credit losses –

impaired
63 61 109 157 113
Provision for (recovery of) credit losses –

performing
8 62 9 109 70
Total provision for (recovery of) credit losses 71 123 118 266 183
Non-interest expenses – reported 1,493 1,461 1,310 4,489 4,240
Non-interest expenses – adjusted
1,2
1,461 1,427 1,232 4,371 3,943
Provision for (recovery of) income taxes

(TEB) – reported
101 126 50 321 209
Provision for (recovery of) income taxes

(TEB) – adjusted
1
108 134 68 347 273
Net income – reported $ 398 $ 419 $ 317 $ 1,116 $ 883
Net income – adjusted
1
423 445 377 1,208 1,116
Selected volumes and ratios
Trading-related revenue (TEB)
3
$ 873 $ 856 $ 726 $ 2,633 $ 2,149
Average gross lending portfolio (billions of Canadian

dollars)
4
96.8 103.1 97.4 100.3 96.6
Return on common equity – reported
5
9.3% 10.2% 7.8% 9.0% 7.5%
Return on common equity – adjusted
1,5
9.9 10.9 9.4 9.7 9.4
Efficiency ratio – reported 72.4 68.6 73.0 72.5 76.9
Efficiency ratio – adjusted
1
70.8 67.0 68.6 70.6 71.5
Average number of full-time equivalent staff 7,342 6,970 7,018 7,078 7,065
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2

Adjusted non-interest expenses exclude the acquisition and integration-related charges for the Cowen acquisition

– Q3 2025: $32 million ($25 million after tax), Q2 2025: $34 million
($26 million after tax), 2025 YTD: $118 million ($92 million after tax), Q3 2024: $78 million ($60 million after tax), 2024 YTD: $297 million ($233 million after tax).
3

Includes net interest income (loss) TEB of ($231) million, (Q2 2025: ($272) million, 2025 YTD: ($907)

million, Q3 2024: ($332)

million, 2024 YTD: ($504) million), and trading income (loss)
of $1,104 million (Q2 2025: $1,128 million, 2025 YTD: $3,540 million, Q3 2024: $1,058 million, 2024 YTD: $2,653 million). Trading-related revenue (TEB) is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We Performed”

section and the Glossary in the Bank’s third quarter 2025 MD&A for additional information about this metric.
4

Includes gross loans and bankers’ acceptances relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps, and allowance for credit losses.
5

Capital allocated to the business segment was 11.5% CET1 Capital.
Quarterly comparison – Q3 2025 vs. Q3 2024
Wholesale Banking reported net income for

the quarter was $398 million, an increase

of $81 million, or 26%, compared with the

third quarter last year, primarily
reflecting higher revenues, and lower PCL,

partially offset by higher non-interest expenses, and

income taxes. On an adjusted basis, net

income was $423 million,
an increase of $46 million, or 12%, compared

with the third quarter last year.
Revenue for the quarter was $2,063

million, an increase of $268

million, or 15%, compared with the third quarter

last year. Higher revenue primarily reflects
higher fixed income trading-related revenue, and

underwriting fees.
PCL for the quarter was $71 million, a decrease

of $47 million compared with the third quarter

last year. PCL – impaired was $63 million, a decrease

of
$46 million compared with the prior year, reflecting a lower pace of credit migration in the current quarter. PCL – performing was $8 million, a decrease of
$1 million.
Reported non-interest expenses for the quarter

were $1,493 million, an increase of $183

million, or 14%, compared with the third quarter

last year, primarily
reflecting higher technology and front office costs,

variable compensation, and higher spend

supporting regulatory and business projects,

partially offset by lower
acquisition and integration-related costs. On

an adjusted basis, non-interest expenses

were $1,461

million, an increase of $229

million, or 19%.
Quarterly comparison – Q3 2025 vs. Q2 2025
Wholesale Banking reported net income for

the quarter was $398 million, a decrease

of $21 million, or 5%, compared with the prior

quarter, primarily reflecting
lower revenues and higher non-interest expenses,

partially offset by lower PCL, and income

taxes. On an adjusted basis, net income

was $423 million, a decrease
of $22 million, or 5%.
Revenue for the quarter decreased $66

million, or 3%, compared with the prior quarter. Lower revenue primarily reflects lower underwriting

fees, including fees
associated with the sale of Schwab shares

recorded in the prior quarter, partially offset by higher advisory fees and the net change in fair value of the equity
investment portfolio.
PCL for the quarter was $71 million, a decrease

of $52 million compared with the prior quarter. PCL – impaired was $63 million, an increase of $2 million,
primarily reflecting a few impairments across

various industries. PCL – performing was $8

million, a decrease of $54 million, largely reflecting

lower performing
build for credit impacts from policy and trade

uncertainty.
Reported non-interest expenses for the quarter

increased $32 million, or 2%, compared

with the prior quarter, primarily reflecting higher operating expenses,
and variable compensation, partially offset by the impact

of foreign exchange translation. On an

adjusted basis, non-interest expenses increased

$34

million, or
2%.
Year-to-date comparison – Q3 2025 vs. Q3 2024
Wholesale Banking reported net income for

the nine months ended July 31, 2025

was $1,116 million, an increase of $233 million, or 26%, compared with the same
period last year, reflecting higher revenues, partially offset by higher non-interest expenses, income taxes, and PCL.

On an adjusted basis, net income was
$1,208 million, an increase of $92 million, or

8%.
Revenue was $6,192 million, an increase of

$677 million, or 12%, compared with the

same period last year. Higher revenue primarily reflects higher trading-
related revenue, and underwriting fees, including

fees associated with the sale of Schwab

shares, partially offset by the net change in

fair value of loan
underwriting commitments, and lower advisory

fees.

TD BANK GROUP • THIRD QUARTER 2025

• EARNINGS NEWS RELEASE

PCL was $266 million, an increase of $83

million compared with the same period last

year. PCL – impaired was $157 million, an increase of $44

million,
primarily reflecting a small number of impairments

across various industries.

PCL – performing was $109 million, an increase

of $39 million. The current year
performing provisions primarily reflect credit

impacts from policy and trade uncertainty, including overlays and updates to the macroeconomic forecast.
Reported non-interest expenses were $4,489

million, an increase of $249 million, or 6%,

compared with the same period last

year, reflecting higher front office
and technology costs, volume related expenses,

variable compensation,

higher spend supporting regulatory and business

projects, and the impact of foreign
exchange translation, partially offset by lower acquisition

and integration-related costs, and

the impact of a provision related to the U.S.

record keeping and trading
regulatory matters recorded in the same

period last year. On an adjusted basis, non-interest expenses were $4,371 million, an increase of $428 million,

or 11%.
TABLE 11: CORPORATE
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2025 2025 2024 2025 2024
Net income (loss) – reported $ (478) $ 8,215 $ (401) $ 7,378 $ (1,656)
Adjustments for items of note
Amortization of acquired intangibles 33 43 64 137 230
Acquisition and integration charges related

to the Schwab transaction
– – 21 – 74
Share of restructuring and other charges

from investment in Schwab
– – – – 49
Restructuring charges 333 163 110 496 566
Impact from the terminated FHN acquisition-related

capital hedging strategy
55 47 62 156 183
Gain on sale of Schwab shares – (8,975) – (8,975) –
Civil matter provision – – – – 274
Less: impact of income taxes 107 (346) 56 (217) 312
Net income (loss) – adjusted
1
$ (164) $ (161) $ (200) $ (591) $ (592)
Decomposition of items included in net

income (loss) – adjusted
Net corporate expenses
2
$ (477) $ (431) $ (302) $ (1,278) $ (857)
Other 313 270 102 687 265
Net income (loss) – adjusted
1
$ (164) $ (161) $ (200) $ (591) $ (592)
Selected volumes
Average number of full-time equivalent staff
3
18,725 18,356 17,816 18,293 18,092
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2

For additional information about this metric, refer to the Glossary in the Bank’s third quarter 2025 MD&A,

which is incorporated by reference.
3

Effective the third quarter of 2025, call center operations have been realigned from the Corporate segment to the businesses, providing end to end ownership of customer experience.
The change mainly impacts the Canadian Personal and Commercial Banking segment. Average number of full-time equivalent staff has been restated for comparative periods.
Quarterly comparison – Q3 2025 vs. Q3 2024

Corporate segment’s reported net loss for the quarter

was $478 million, compared with a reported

net loss of $401 million in the third quarter

last year. The higher
net loss primarily reflects higher net

corporate expenses and restructuring charges,

partially offset by higher revenue from treasury and

balance sheet activities in
the current quarter. Net corporate expenses increased $175

million compared to the third quarter last

year, primarily reflecting higher governance and control
costs. The adjusted net loss for the quarter

was $164 million, compared with an adjusted

net loss of $200 million in the third quarter

last year.
Quarterly comparison – Q3 2025 vs. Q2 2025

Corporate segment’s reported net loss for the quarter

was $478 million, compared with a reported net

income of $8,215 million in the prior quarter. The
quarter-over-quarter decrease primarily reflects

the gain on the Schwab sale transaction in

the prior quarter and higher restructuring

charges in the current quarter.
The adjusted net loss for the quarter was $164

million, compared with an adjusted net loss

of $161 million in the prior quarter.
Year-to-date comparison – Q3 2025 vs. Q3 2024
Corporate segment’s reported net income for the nine

months ended July 31, 2025 was $7,378

million, compared with a reported net loss of $1,656

million in the
same period last year. The period-over-period increase primarily reflects the gain on the Schwab sale transaction

and higher revenue from treasury and

balance
sheet activities, partially offset by higher net

corporate expenses in the current period.
Net corporate expenses increased $421

million compared to the same
period last year, primarily reflecting higher governance and control costs. The adjusted net loss for the nine

months ended July 31, 2025 was $591

million,
compared with an adjusted net loss of $592

million in the same period last year.

TD BANK GROUP • THIRD QUARTER 2025

• EARNINGS NEWS RELEASE

SHAREHOLDER AND INVESTOR INFORMATION
Shareholder Services
If you: And your inquiry relates to:

Please contact:
Are a registered shareholder (your name appears
on your TD share certificate)
Missing dividends, lost share certificates, estate
questions, address changes to the share register,
dividend bank account changes, the dividend
reinvestment plan, eliminating duplicate mailings

of
shareholder materials or stopping (or resuming)
receiving annual and quarterly reports
Transfer Agent:
TSX Trust Company
301-100 Adelaide Street West
Toronto, ON M5H 4H1

1-800-387-0825 (Canada and U.S. only)
or 416-682-3860
Facsimile: 1-888-249-6189

shareholderinquiries@tmx.com or www.tsxtrust.com

Hold your TD shares through the

Direct Registration System

in the United States
Missing dividends, lost share certificates, estate
questions, address changes to the share register,
eliminating duplicate mailings of shareholder
materials or stopping (or resuming) receiving

annual
and quarterly reports
Co-Transfer Agent and Registrar:
Computershare Trust Company, N.A.
P.O. Box 43006
Providence, RI 02940-3006
or
Computershare Trust Company, N.A.
150 Royall Street
Suite 101
Canton, MA 02021
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Shareholders outside of U.S.: 201-680-6578
TDD shareholders outside of U.S.: 201-680-6610
Email inquiries: web.queries@computershare.com
For electronic access to your account visit:
www.computershare.com/investor

Beneficially own TD shares that are

held in the
name of an intermediary, such as a bank,

a trust
company, a securities broker or other nominee
Your TD shares, including questions

regarding the
dividend reinvestment plan and mailings of
shareholder materials
Your intermediary
For all other shareholder inquiries, please

contact TD Shareholder Relations at

416-944-6367 or 1-866-756-8936 or email

tdshinfo@td.com. Please note that by
leaving us an e-mail or voicemail message,

you are providing your consent for us to

forward your inquiry to the appropriate party

for response.

Access to Quarterly Results Materials
Interested investors, the media and others

may view the third quarter earnings news release,

results slides, supplementary financial

information, and the Report to
Shareholders on the TD Investor Relations

website at www.td.com/investor/.
Quarterly Earnings Conference Call
TD Bank Group will host an earnings conference

call in Toronto, Ontario on

August 28, 2025. The call will be audio webcast

live through TD’s website at
8:00 a.m. ET. The call will feature presentations

by TD executives on the Bank’s

financial results for the third quarter and

discussions of related disclosures,
followed by a question-and-answer period with analysts.

The presentation material referenced

during the call will be available on the

TD website at
www.td.com/investor

on August 28,

2025, in advance of the call.

A listen-only telephone line is

available at 416-340-2217 or 1-800-806-5484 (toll free)

and the
passcode is 2829533#.
The audio webcast and presentations will be

archived at
www.td.com/investor
. Replay of the teleconference will be available

from 5:00 p.m. ET on
August 28, 2025, until 11:59 p.m. ET on

September 12, 2025, by calling 905-694-9451

or 1-800-408-3053 (toll free). The passcode

is 8753393#.
Annual Meeting
Thursday, April 16, 2026
Toronto, Ontario
About TD Bank Group
The Toronto-Dominion Bank and its

subsidiaries are collectively known as

TD Bank Group (“TD” or the “Bank”).

TD is the sixth largest bank in North

America by
assets and serves over 28.1 million customers

in four key businesses operating in

a number of locations in financial centres around

the globe: Canadian Personal
and Commercial Banking, including

TD Canada Trust and TD

Auto Finance Canada; U.S. Retail,

including TD Bank, America’s

Most Convenient Bank®, TD

Auto
Finance U.S., and TD Wealth (U.S.); Wealth

Management and Insurance, including

TD Wealth (Canada), TD Direct Investing,

and TD Insurance; and Wholesale
Banking, including TD Securities and

TD Cowen.

TD also ranks among the world’s leading

online financial services firms, with more

than 18 million active online
and mobile customers. TD had $2.0

trillion in assets on July 31, 2025. The

Toronto-Dominion Bank trades under the

symbol “TD” on the Toronto Stock Exchange
and New York Stock Exchange.
For further information contact:
Brooke Hales,

Senior Vice President, Investor Relations,

416-307-8647, Brooke.hales@td.com

Elizabeth Goldenshtein,

Senior Manager, Corporate Communications,

416-994-4124, Elizabeth.goldenshtein@td.com